



2005 Annual Report

CO2 INC

BEVERAGE CARBONATION MADE EASY

$NuCO_2$ Inc. is the nation's leading supplier of bulk CO_2 systems and bulk CO_2 for carbonating fountain beverages. We are the first and only company to operate a national network of service locations with virtually all of the fountain beverage users in the continental United States located within our current service area. A pioneer in the use of bulk CO_2 technology, we are the driving force in the transformation from high-pressure CO_2, the customary method of carbonating fountain beverages, to bulk CO_2. It is a relatively new technology with clear advantages over high-pressure CO_2, such as consistent and improved beverage quality, increased product yields, reduced employee handling and storage requirements, greater productivity, elimination of downtime and product waste, as well as enhanced safety.

Headquartered in Stuart, Florida, we employ approximately 635 individuals, comprising the largest network of sales, service and support professionals in the industry. Our experienced professionals are dedicated to providing unparalleled service and supply of high-quality CO_2 exclusively to the fountain beverage industry, providing our customers a system and service that allows them to spend more time serving their customers.

Our customers are many of the major national and regional restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues including McDonald's, Pizza Hut, KFC, Burger King, Checkers, Circle K, Conoco, Regal Cinemas and Madison Square Garden.

$NuCO_2$ has been a public company since December 1995 and is traded on the Nasdaq National Market® under the symbol NUCO.

Fiscal 2005, I am pleased to report, was a year of substantive growth and progress in all aspects of our business. Also, during the year we implemented expanded capabilities for our Company's continued growth this year and beyond.

- Revenues increased over 20%.
- Operating income rose 52%, and pre-tax income advanced 160%.
- Net income set a new record.
- EBITDA (earnings before interest, taxes, depreciation and amortization) totaled $35.3 million, an increase of 28%.
- Year-end customer count reached almost 100,000, reflecting net new activations of over 18,000.
- In addition to internal growth, we completed two strategic acquisitions, including that of our largest single competitor.
- Our balance sheet was strengthened dramatically, as a result of an equity financing, reduced debt and a new credit agreement, materially lowering interest costs.

The year, as is evident, was a noteworthy one. It represented as well a very tangible and direct result from a strategic program $NuCO_2$ embarked upon three years ago that was designed to position our Company to deliver solid, sustainable growth. We focused on building an operating platform that could ensure the Company's continuing progress, as well as our ability to realize the vast market opportunities in the soft drink fountain industry that still remain largely untapped.

To do so, we deliberately slowed our growth and engaged in vigorous belt-tightening, while simultaneously engaging in building a world-class service and delivery organization. We focused on increasing productivity and enhanced safety measures through training, and on increasing density in our markets through organic and external growth. $NuCO_2$ has also invested heavily in a modern, high speed and reliable nationwide data capability that would speed information to our headquarters services group as well as assure prompt customer deliveries and responsiveness to the field. Our marketing organization was revamped and expanded to make it both more effective and *efficient; a program that has produced a succession of Master Service Agreements with some of the leading* restaurant chains and lays the groundwork for acceleration of total organic growth.

$NuCO_2$ today is strongly positioned as a result of these moves. And the results of this past year, we believe, represent a window into the future as we continue to capitalize on the market's inherent opportunities for expansion and growth. Our objectives include doing so sustainably as well as profitably, and based on fiscal 2005's performance, $NuCO_2$ is clearly on the right path.

*The growth in accounts, which is fundamental to our continued expansion, was a reflection of our focus and invest*ment in rebuilding our marketing program. In the process, we have expanded our base of Territory Sales Managers, or TSMs as we call them, in addition to beginning the transition of a large number of positions from independent commission reps to full-time employees, a move that we anticipate will enhance organic growth and attract and retain the highest quality people in these sales positions. Along with a strengthened leads program that involves drivers and existing customers, we are providing the TSMs with enhanced information technology to facilitate improving customer leads, new bookings and contract data plans.

One of the most important moves designed to enhance our overall growth was the addition this past year to our senior management of John ("Jack") E. Wilson as Executive Vice President and Chief Customer Officer. Jack knows $NuCO_2$ well, having served previously as a member of our Board of Directors, but he also knows the market intimately, having been a senior executive in the national fountain drink unit of Coca-Cola for 25 years. A number of initiatives proposed by Jack have already been implemented with significant results, and his impact on our future sales and marketing effort will surely be a highly beneficial one for our Company as well.

This past year we continued to broaden our Master Service Agreements program. The growing attraction of these agreements is a direct reflection of our Company's unique national footprint. We offer the capacity, which no other firm in the industry provides, to make it possible for both national and regional chains to work with a single reliable vendor and realize important scale and related economies so that they can deal essentially with a single statement for supply, service and billing. No less, our commitment to delivering beverage grade CO_2 is especially attractive to restaurants determined to offer their customers the highest, consistent purity and quality. The increase in net activations this past year thus reflected the benefits of 34 Master Service Agreements, which include 31 of the largest restaurant and convenience store chains that serve fountain beverages, NuCO_2 has entered into in recent years with such major restaurant chains as Subway®, Burger King®, Metromedia, and Yum!® Brands.

The Company also this past year effected several acquisitions that met our strategic objectives. In October 2004, we completed the $15.7 million acquisition of the 12-state bulk CO_2 beverage carbonation business of Pain Enterprises, a private company and our largest competitor. We also added to the fold the bulk CO_2 beverage customers in the states of Illinois, Kentucky and Ohio of Coca-Cola Enterprises. And shortly after fiscal 2006 got under way, we effected a $4.9 million acquisition of the beverage carbonation business of Bay Area Equipment Co. of Pacheco, California, which included approximately 2,500 bulk and high pressure CO_2 accounts, plus related assets, in San Francisco and northern California. One important aspect of these transactions was that they were all accretive, as we are able to rapidly transition these new customers into our existing route structures.

Our financial position, meanwhile, was significantly strengthened from the net proceeds of approximately $46.6 million from the sale of slightly more than 2.0 million common shares in March, an offering in which several large long-time holders of NuCO_2 stock were also able to achieve a nondisruptive monetarization of their holdings. The equity offering enabled the repayment of our 16.3% subordinated notes and paved the way for entering into a bank agreement involving a new $60 million, five-year revolving credit facility at borrowing rates more favorable than the previous facility. The estimated savings from this restructure of our debt will equal approximately $5.0 million, or roughly $0.30 per share, annualized. Perhaps most important, the balance sheet restructuring has strengthened our Company's financial position to enhance our ability to move forward.

For all of fiscal 2005, total revenues increased 20.4%, to a record $97.3 million, with pretax income totaling $6.0 million, compared to $2.3 million in the prior year, a gain of 160%. Results for the year included a debt extinguishment charge of $5.8 million related to redemption of the Company's 16.3% subordinated notes due 2009 and the subsequent refinancing of the previously noted bank agreement. Also, a favorable non-cash tax adjustment was realized totaling approximately $19.6 million from the reversal of a deferred tax valuation allowance in accordance with FAS 109, *Accounting for Income Taxes.*

As a result of these factors, net income for fiscal 2005 amounted to $25.6 million, compared to $2.2 million in fiscal 2004, with net income per diluted common share amounting to $1.79 and $0.12, respectively. Adjusted to exclude the effect of both the debt extinguishment charge and favorable tax allowance, net income for fiscal 2005 would have amounted to $11.9 million, or $0.82 per share.

In our meetings with institutional investors and others, we spend considerable time discussing the opportunities for $NuCO_2$. As essentially a one-product company, we nonetheless have a powerful growth profile that results from the possibilities of acquisitions, organic expansion due to the remaining and still underserved size of the market for bulk CO_2, as well as the steady growth of the restaurant industry.

Our commitment as a corporation encompasses ensuring the highest levels of service and safety. We envision steady growth for $NuCO_2$, based on our truly unique position as the nation's leader in the supply and service of beverage grade bulk CO_2 to the food service industry. Our commitment to creating sustained value and growth for each of our important constituent groups remains the core value of our management team and entire organization.

We have a three-fold constituency—you, the shareholders, to whom we are deeply grateful for your support; our employees, whose dedication and loyalty has enabled us to grow and deliver our services in the most efficient and effective manner; and our customers, to whom we pledge our focused and seamless attention to their needs.

We are greatly appreciative as well to the members of our Board of Directors for their valuable advice and counsel.



Michael E. DeDomenico
Chairman and CEO

Selected Financial Data

(In thousands, except per share amounts and Operating Data)

The Selected Financial Data set forth below reflect our historical results of operations, financial condition and operating data for the periods indicated and should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

Fiscal Year Ended June 30,	**2005**	2004*	2003*	2002*	2001*
Income Statement Data:					
Product sales	**$ 61,602**	$ 49,900	$ 45,833	$ 46,209	$ 43,909
Equipment rentals	**35,738**	30,936	28,576	26,103	23,724
Total revenues	**97,340**	80,836	74,409	72,312	67,633
Cost of products sold, excluding depreciation and amortization	**41,147**	33,883	32,047	31,903	28,921
Cost of equipment rentals, excluding depreciation and amortization	**2,522**	2,345	3,513	3,595	4,270
Selling, general and administrative expenses	**17,020**	15,722	17,484	17,614	17,368
Depreciation and amortization	**16,484**	15,234	17,167	16,319	17,475
Loss on asset disposal	**1,332**	1,242	1,650	4,654	4,877
Operating income (loss)	**18,835**	12,410	2,548	(1,773)	(5,278)
Loss on early extinguishment of debt	**5,817**	1,964	—	796	—
Unrealized loss on financial instrument	**—**	177	—	—	—
Interest expense	**6,985**	7,947	7,487	8,402	10,207
Net income (loss) before income taxes	**6,033**	2,322	(4,939)	(10,971)	(15,485)
Provision for (benefit from) income taxes	**(19,558)**	142	—	—	—
Net income (loss)	**$ 25,591**	$ 2,180	$ (4,939)	$ (10,971)	$ (15,485)
Net income (loss) per basic common share	**$ 1.98**	$ 0.13	$ (0.54)	$ (1.32)	$ (2.01)
Net income (loss) per diluted common share	**$ 1.79**	$ 0.12	$ (0.54)	$ (1.32)	$ (2.01)
Weighted average shares outstanding—basic	**12,808**	10,689	10,396	8,742	7,926
Weighted average shares outstanding—diluted	**14,295**	11,822	10,396	8,742	7,926
Other Data:					
EBITDA[1]	**$ 35,319**	$ 27,644	$ 19,715	$ 14,546	$ 12,197
Total company-owned bulk CO_2 systems serviced	**82,000**	68,000	63,000	61,000	60,000
Customer-owned bulk CO_2 systems serviced	**16,000**	12,000	11,000	9,000	9,000
Total bulk CO_2 systems serviced	**98,000**	80,000	74,000	70,000	69,000
Total high pressure CO_2 customers	**1,000**	1,000	1,000	1,000	2,000
Total customers	**99,000**	81,000	75,000	71,000	71,000
Stationary depots	**103**	97	91	76	74
Mobile depots	**14**	11	10	22	19
Bulk CO_2 trucks	**203**	173	168	161	157
Technical service vehicles	**92**	83	73	76	87
High pressure cylinder delivery trucks	**—**	—	—	—	2
Balance Sheet Data:					
Cash and cash equivalents	**$ 968**	$ 505	$ 455	$ 1,562	$ 626
Total assets	**197,330**	128,502	125,846	132,638	138,016
Total debt (including short-term debt)	**32,000**	66,173	70,529	87,660	87,346
Redeemable preferred stock	**—**	10,021	9,258	8,552	5,466
Total shareholders' equity	**129,184**	40,756	34,936	25,219	33,982

*Restated to conform to current year presentation.

Selected Financial Data *(continued)*

(In thousands, except per share amounts and Operating Data)

(1) RECONCILIATION OF GAAP AND EBITDA

Fiscal Year Ended June 30,	**2005**	2004	2003	2002	2001
Net income (loss)	**$ 25,591**	$ 2,180	$ (4,939)	$(10,971)	$(15,485)
Interest expense	**6,985**	7,947	7,487	8,402	10,207
Depreciation and amortization	**16,484**	15,234	17,167	16,319	17,475
Provision for (benefit from) income taxes	**(19,558)**	142	—	—	—
Unrealized loss on financial instrument	**—**	177	—	—	—
Loss on early extinguishment of debt	**5,817**	1,964	—	796	—
EBITDA	**$ 35,319**	$ 27,644	$ 19,715	$ 14,546	$ 12,197
Cash flows provided by (used in):					
Operating activities	**$ 29,651**	$ 21,657	$ 15,826	$ 10,858	$ 5,213
Investing activities	**$ (38,781)**	$(16,595)	$(13,891)	$(12,817)	$(11,761)
Financing activities	**$ 9,593**	$ (5,012)	$ (3,042)	$ 2,895	$ 6,895

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industry in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements.

Overview

We believe we are the leading supplier of bulk CO_2 systems and bulk CO_2 for carbonating fountain beverages in the United States based on the number of bulk CO_2 systems leased to customers. As of June 30, 2005, we operated a national network of 117 service locations servicing approximately 99,000 customer locations in 45 states. Currently, virtually all fountain beverage users in the continental United States are within our present service area. On October 1, 2004, we purchased the bulk CO_2 beverage carbonation business of Pain Enterprises, Inc. The transaction involved the acquisition of approximately 9,000 customer accounts, including approximately 6,300 tanks in service, vehicles, parts, and supplies. The acquisition of Pain Enterprises' bulk CO_2 beverage carbonation business in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin, provides further penetration into markets in which we operate.

We market our bulk CO_2 products and services to large customers such as restaurant and convenience store chains, movie theater operators, theme parks, resorts and sports venues. Our customers include many of the major national and regional chains throughout the United States. Our success in reaching multi-unit placement agreements is due in part to our national delivery system. We typically approach large chains on a corporate or regional level for approval to become the exclusive supplier of bulk CO_2 products and services on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After accessing the chain accounts in a new market, we attempt to rapidly build route density by leasing bulk CO_2 systems to independent restaurants, convenience stores and theaters.

We have entered into 34 master service agreements which include 31 of the largest 100 restaurant and convenience store chains that provide fountain beverages. These master service agreements generally provide for a commitment on the part of the operator for all of its currently owned locations and may also include future locations. We currently service approximately 37,000 chain and franchisee locations with chains that have signed master service agreements. We are actively working on expanding the number of master service agreements with numerous restaurant chains.

We believe that our future revenue growth, gains in gross margin and profitability will be dependent upon (1) increases in route density in our existing markets and the expansion and penetration of bulk CO_2 system installations in new market regions, both resulting from successful ongoing marketing, (2) improved operating efficiencies and (3) price increases. New multi-unit placement agreements combined with single-unit placements will drive improvements in achieving route density. We maintain a highly efficient route structure and establish additional service locations as service areas expand through geographic growth. Our entry into many states was accomplished largely through the acquisition of businesses having thinly developed route networks. We expect to benefit from route efficiencies and other economies of scale as we build our customer base in these states through intensive regional and local marketing initiatives. Greater density should also lead to enhanced utilization of vehicles and other fixed assets and the ability to spread fixed marketing and administrative costs over a broader revenue base.

Generally, our experience has been that as our service locations mature their gross profit margins improve as a result of business volume growth while fixed costs remain essentially unchanged. New service locations typically operate at low or negative gross margins in the early stages and detract from our highly profitable service locations in more mature markets. Accordingly, we believe that we are in position to build our customer base while maintaining and improving upon our superior levels of customer service, with minimal changes required to support our infrastructure. We continue to focus on improving operating effectiveness, increasing prices for our services and strengthening our workforce, and anticipate that these initiatives will contribute positively to all areas of our Company.

General

Substantially all of our revenues have been derived from the rental of bulk CO_2 systems installed at customers' sites, the sale of bulk CO_2 and high pressure cylinder revenues. Revenues have grown from $67.6 million in fiscal 2001 to $97.3 million in fiscal 2005. We believe that our revenue base is stable due to the existence of long-term contracts with our customers, which generally roll over with a limited number expiring without renewal in any one year. Revenue growth is largely dependent on (1) the rate of new bulk CO_2 system installations, (2) the growth in bulk CO_2 sales and (3) price increases.

Cost of products sold is comprised of purchased CO_2 and vehicle and service location costs associated with the storage and delivery of CO_2. As of June 30, 2005, we operated a total of 295 specialized bulk CO_2 delivery vehicles and technical service vehicles that logged approximately 13 million miles in fiscal 2005. While significant increases in fuel prices impact our operating costs, such impact is largely offset by fuel surcharges billed to the majority of our customers. Consequently, while the impact on our gross profit and operating income is substantially mitigated, rising fuel prices do result in lower gross profit margins. Cost of equipment rentals is comprised of costs associated with customer equipment leases. Selling, general and administrative expenses consist of wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and employee training. Consistent with the capital-intensive nature of our business, we incur significant depreciation and amortization expenses. These stem from the depreciation of our bulk CO_2 systems and related installation costs, amortization of deferred lease acquisition costs, and amortization of deferred financing costs and other intangible assets. With respect to company owned bulk CO_2 systems, we capitalize installation costs based on a standard amount per installation that is associated with specific installations of such systems with customers under non-cancelable contracts and which would not be incurred but for a successful placement. All other service, marketing and administrative costs are expensed as incurred.

Since 1990, we have devoted significant resources to building a sales and marketing organization, adding administrative personnel and developing a national infrastructure to support the rapid growth in the number of our installed base of bulk CO_2 systems. The costs of this expansion and the significant depreciation expense recognized on our installed network have resulted in accumulated net losses of $30.1 million at June 30, 2005.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship which the various items bear to total revenues:

Fiscal Year Ended June 30,	**2005**	2004	2003
Income Statement Data:			
Product sales	**63.3%**	61.7%	61.6%
Equipment rentals	**36.7**	38.3	38.4
Total revenues	**100.0**	100.0	100.0
Cost of products sold, excluding depreciation and amortization	**42.3**	41.9	43.1
Cost of equipment rentals, excluding depreciation and amortization	**2.6**	2.9	4.7
Selling, general and administrative expenses	**17.5**	19.4	23.5
Depreciation and amortization	**16.9**	18.8	23.1
Loss on asset disposal	**1.4**	1.6	2.2
Operating income	**19.3**	15.4	3.4
Loss on early extinguishment of debt	**6.0**	2.5	—
Unrealized loss on financial instrument	**—**	0.2	—
Interest expense	**7.1**	9.8	10.0
Income (loss) before income taxes	**6.2**	2.9	(6.6)
Provision for (benefit from) income taxes	**(20.1)**	0.2	—
Net income (loss)	**26.3%**	2.7%	(6.6)%

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

Total Revenues

Total revenues increased by $16.5 million, or 20.4%, from $80.8 million in 2004 to $97.3 million in 2005. Revenues derived from our bulk CO_2 service plans increased by $13.9 million, primarily due to an increase in the number of customer locations. During the year, the number of customer locations utilizing our bulk CO_2 services increased from 80,000 customers at June 30, 2004 to 98,000 at June 30, 2005, due to strong organic growth and the purchase of approximately 9,000 customer locations from Pain Enterprises, Inc. on October 1, 2004 which generated revenues of $7.3 million in 2005. In addition, revenues derived from the sale of high pressure cylinder products, fuel surcharges, and other revenues increased by $2.6 million.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

Fiscal Year Ended June 30,	2005	2004
Service Plan		
Bulk budget plan[1]	**57.0%**	61.5%
Equipment lease/product purchase plan[2]	**15.4**	12.0
Product purchase plan[3]	**9.7**	8.8
High pressure cylinder[4]	**5.7**	6.0
Other revenues[5]	**12.2**	11.7
	100.0%	100.0%

[1] Combined fee for bulk CO_2 tank and bulk CO_2.
[2] Fee for bulk CO_2 tank and, separately, bulk CO_2 usage.
[3] Bulk CO_2 only.
[4] High pressure CO_2 cylinders and non-CO_2 gases.
[5] Surcharges and other charges.

The high pressure cylinder category includes all high pressure cylinder rental and gas related revenues, including those revenues for high pressure cylinders provided as a peripheral product to customers utilizing a bulk CO_2 plan and those customers that use only high pressure cylinders. During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO_2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk CO_2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers are not expected to have a material impact on our results of operations.

Product Sales—Revenues derived from the product sales portion of our service plans increased by $11.7 million, or 23.5%, from $49.9 million in 2004 to $61.6 million in 2005. The increase in revenues is primarily due to a 17.7% increase in the average number of customer locations serviced combined with an increase in CO_2 sold to the average customer. In addition, the sales of products and services other than bulk CO_2 increased by $2.6 million due in large part to an increase in revenues derived from cylinder products, fuel surcharges and other revenues.

Equipment Rentals—Revenues derived from the lease portion of our service plans increased by $4.8 million, or 15.5%, from $30.9 million in 2004 to $35.7 million in 2005, primarily due to a 16.8% increase in the average number of customer locations leasing equipment from us and price increases to a significant number of our customers consistent with the Consumer Price Index, offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the bulk budget plan and equipment lease/product purchase plans pursuant to master service agreements. The number of customer locations renting equipment from us increased from 68,000 at June 30, 2004 to 82,000 at June 30, 2005, due to strong organic growth and the purchase of approximately 6,300 customer locations utilizing equipment rental plans from Pain Enterprises, Inc. on October 1, 2004.

Cost of Products Sold, Excluding Depreciation and Amortization

Cost of products sold, excluding depreciation and amortization, increased from $33.9 million in 2004 to $41.1 million in 2005, while decreasing as a percentage of product sales revenue from 67.9% to 66.8%.

Product costs increased by $3.1 million from $12.3 million in 2004 to $15.4 million in 2005. The base price with our primary supplier of CO_2 increased by the Producer Price Index, while the volume of CO_2 sold by us increased 25.2%, primarily due to a 17.7% increase in our average customer base and a 6.1% increase in CO_2 sold to these customers.

Operational costs, primarily wages and benefits related to cost of products sold, increased from $13.3 million in 2004 to $16.0 million in 2005, primarily due to a $2.4 million increase in route driver costs associated with an increased customer base. As of June 30, 2005, we had 332 drivers as compared to 270 at the same point last year.

Truck delivery expenses increased from $5.2 million in 2004 to $6.4 million in 2005 primarily due to the increased customer base and fuel costs. We have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries. While total miles driven increased by 12.8% on an average customer base that increased by 17.7%, miles driven per average customer decreased 5.1%

Occupancy and shop costs related to cost of products sold increased from $3.1 million in 2004 to $3.3 million in 2005.

Cost of Equipment Rentals, Excluding Depreciation and Amortization

Cost of equipment rentals, excluding depreciation and amortization, increased from $2.3 million in 2004 to $2.5 million in 2005 while decreasing as a percentage of equipment rentals revenue from 7.6% to 7.1%. The increase in the cost of equipment rental expense is primarily related to additional refurbishment expense associated with tanks acquired from Pain Enterprises, Inc. in October 2004, and the rental of bulk CO_2 equipment from third parties.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $1.3 million from $15.7 million in 2004 to $17.0 million in 2005, while decreasing as a percentage of total revenues from 19.4% in 2004 to 17.5% in 2005.

Selling related expenses increased by $0.3 million, from $3.3 million in 2004 to $3.6 million in 2005, primarily the result of expenses directed towards training, marketing and growth opportunities.

General and administrative expenses increased by $1.0 million, or 7.9%, from $12.4 million in 2004 to $13.4 million in 2005. This increase was the result of acquisition integration, wage increases, provision for doubtful accounts, public company related expenses, including expenses related to the Sarbanes-Oxley Act of 2002, and expenses associated with the four hurricanes that impacted the southeastern United States in during the first quarter of fiscal 2005.

Depreciation and Amortization

Depreciation and amortization increased from $15.2 million in 2004 to $16.5 million in 2005. As a percentage of total revenues, depreciation and amortization expense decreased from 18.8% in 2004 to 16.9% in 2005.

Depreciation expense increased from $13.2 million in 2004 to $13.8 million in 2005. An increase of approximately $0.5 million due to the purchase of tanks and equipment from Pain Enterprises, Inc., was offset by a $0.3 million decrease in depreciation associated with the shortened lives of certain small tanks that were partially impaired and scheduled to be phased out over a three to four year period commencing June 30, 2002.

Amortization expense increased from $2.0 million in 2004 to $2.7 million in 2005. This increase is due in large part to a $0.6 million increase in amortization associated with the acquisition of customer accounts and other intangible assets associated with the Pain Enterprises, Inc. transaction.

Loss on Asset Disposal

Loss on asset disposal increased from $1.2 million in 2004 to $1.3 million in 2005, decreasing as a percentage of total revenues from 1.6% to 1.4%.

Operating Income

For the reasons previously discussed, operating income increased by $6.4 million from $12.4 million in 2004 to $18.8 million in 2005. As a percentage of total revenues, operating income improved from 15.4% in 2004 to 19.3% in 2005.

Loss on Early Extinguishment of Debt

In the first quarter of fiscal 2004, we accelerated the recognition of $1.5 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, we accelerated the recognition of the unamortized portion of the original issue discount associated with our 12% Senior Subordinated Promissory Notes, $0.4 million, and paid $0.1 million in conjunction with the early termination of an interest rate swap agreement.

In the fourth quarter of fiscal 2005, we accelerated the recognition of $2.4 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, in connection with the repayment of our 16.3% Senior Subordinated Promissory Notes, we incurred a prepayment penalty of $1.8 million and accelerated the recognition of the unamortized portion of the original issue discount associated with those notes, $1.6 million.

See "Liquidity and Capital Resources."

Unrealized Loss on Financial Instrument

In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the "Swap") in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $0.2 million was recognized in our results of operations for the three months ended March 31, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 31, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction.

Interest Expense

Interest expense decreased from $7.9 million in 2004 to $7.0 million in 2005, while decreasing as a percentage of total revenues from 9.8% in 2004 to 7.1% in 2005. This reduction in expense was due in large part to repayment of our 16.3% Senior Subordinated Promissory Notes in April 2005 and the modification of our former senior borrowing facilities at more favorable rates in October 2004 in conjunction with the Pain Enterprises, Inc. transaction. See "Liquidity and Capital Resources."

The effective interest rate of our debt decreased from 11.4% in 2004 to 10.5% in 2005, with the weighted cost of borrowing on our outstanding debt as of June 30, 2005 being 4.8%.

Income Before Income Taxes

For the reasons described above, income before income taxes increased from $2.3 million 2004 to $6.0 million in 2005.

Provision for Income Taxes

As of June 30, 2005, we had net operating loss carryforwards for federal income tax purposes of approximately $114 million and for state purposes in varying amounts, which are available to offset future federal taxable income, if any, in varying amounts through June 2025. If an "ownership change" for federal income tax purposes were to occur in the future, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce our after-tax cash flow. In addition, a portion of our future taxable income may be subject to the alternative minimum tax ("AMT").

We continue to evaluate the necessity of a deferred tax asset valuation allowance. Deferred income taxes reflect the benefits of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our deferred tax assets include the benefit of loss carryforwards incurred through fiscal 2005. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Among other matters, realization of the entire deferred tax asset is dependent on our ability to generate sufficient taxable income prior to the expiration of the carryforwards.

As of June 30, 2005, after consideration of all available positive and negative evidence, we concluded that the deferred tax asset relating to our net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance was reversed and reported as a component of the fiscal 2005 income tax provision. See "Critical Accounting Policies and Significant Estimates." Accordingly, we recognized a $19.6 income tax benefit in fiscal 2005. During fiscal 2004, we recognized $0.1 million for AMT and state/local taxes.

While we anticipate recognizing a full tax provision in future periods, we expect to pay only AMT and state/local taxes until such time that our net operating loss carryforwards are fully utilized.

Net Income

For the reasons described above, net income increased from $2.2 million 2004 to $25.6 million in 2005.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below (in thousands), increased by $7.7 million, or 27.8%, from $27.6 million in 2004 to $35.3 million in 2005 and increased as a percentage of total revenues from 34.2% to 36.3%.

Fiscal Year Ended June 30,	**2005**	2004
Net income	**$ 25,591**	$ 2,180
Interest expense	**6,985**	7,947
Depreciation and amortization	**16,484**	15,234
Provision for (benefit from) income taxes	**(19,558)**	142
Unrealized loss on financial instrument	**—**	177
Loss on early extinguishment of debt	**5,817**	1,964
EBITDA	**$ 35,319**	$ 27,644
Cash flows provided by (used in):		
Operating activities	**$ 29,651**	$ 21,657
Investing activities	**$(38,781)**	$(16,595)
Financing activities	**$ 9,593**	$ (5,012)

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003

Total Revenues

Total revenues increased by $6.4 million, or 8.6%, from $74.4 million in 2003 to $80.8 million in 2004. Revenues derived from our bulk service plans increased by $7.2 million, or 10.0%, of which $5.8 million was due to an increase in the number of accounts and $1.4 million was due to an increase in the sale of gases and services other than CO_2. These increases were partially offset by the net impact of a $0.8 million decrease in revenue derived from a slight decrease in pricing of CO_2. This decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase, and product only purchase plans.

The following table sets forth, for the periods indicated, the percentage relationship which our service plans bear to total revenues:

Fiscal Year Ended June 30,	2004	2003
Service Plan		
Bulk budget plan[1]	61.5%	65.5%
Equipment lease/product purchase plan[2]	12.0	8.7
Product purchase plan[3]	8.8	8.4
High pressure cylinder[4]	6.0	6.1
Other revenues[5]	11.7	11.3
	100.0%	100.0%

[1] Combined fee for bulk CO_2 tank and bulk CO_2.
[2] Fee for bulk CO_2 tank and, separately, bulk CO_2 usage.
[3] Bulk CO_2 only.
[4] High pressure CO_2 cylinders and non-CO_2 gases.
[5] Surcharges and other charges.

The high pressure cylinder category includes all high pressure cylinder rental and gas related revenues, including those revenues for high pressure cylinders provided as a peripheral product to customers utilizing a bulk CO_2 plan and those customers that use only high pressure cylinders. During fiscal 2002, we adopted a plan to phase out those customers that use only high pressure cylinders and who do not utilize one of our bulk CO_2 service plans. Revenues derived from our stand-alone high pressure cylinder customers may not be fully eliminated from our ongoing revenues inasmuch as our goal is to convert these customers to a bulk CO_2 service plan. Accordingly, the expected declining revenues derived from stand-alone high pressure cylinder customers are not expected to have a material impact on our results of operations.

Product Sales—Revenues derived from the product sales portion of our service contracts increased by $4.1 million, or 8.9%, from $45.8 million in 2003 to $49.9 million in 2004. The increase in revenues is due to an 8.2% increase in the average number of customer locations serviced and a 1.0% increase in CO_2 used by the average customer. In addition, sales of gases and services other than CO_2, increased by $1.4 million or 11.0% compared to last year. All of this was partially offset by a 1.7% decrease in pricing of CO_2. This decrease in pricing was due in large part to incentive pricing provided to multiple national restaurant organizations utilizing both our equipment lease/product purchase, and product only purchase plans.

Equipment Rentals—Revenues derived from the lease portion of our service contracts increased by $2.3 million, or 8.3%, from $28.6 million in 2003 to $30.9 million in 2004, primarily due to a 7.3% increase in the average number of customers leasing equipment from us and price increases to a significant number of our customers, consistent with the Consumer Price Index, partially offset by incentive pricing provided to multiple national restaurant organizations utilizing our equipment under the equipment lease/product purchase plan.

Cost of Products Sold, Excluding Depreciation and Amortization

Cost of products sold, excluding depreciation and amortization, increased from $32.0 million in 2003 to $33.9 million in 2004, while decreasing as a percentage of product sales from 69.9% to 67.9%. Product costs increased by $1.4 million from $10.9 million in 2003 to $12.3 million in 2004. The base price with our primary supplier of CO_2 increased by the Producer Price Index, while the volume of CO_2 sold by us increased by 10.2%, primarily due to an 8.2% increase in our average customer base.

Operational costs, primarily wages and benefits related to cost of products sold, increased from $12.4 million in 2003 to $13.3 million in 2004, primarily due to an increase in route driver costs. As of June 30, 2004, we had 270 drivers as compared to 249 in 2003, primarily representing the filling of open positions. However, some of the headcount increase in drivers was offset by a reduction in depot and regional management headcount. In addition, while we have realized a substantial savings in workers' compensation costs due to a reduction in claims and severity, we continue to experience higher health care costs, generally due to market conditions.

Truck delivery expenses decreased from $5.5 million in 2003 to $5.2 million in 2004. Increases in lease related costs were more than offset by a decrease in insurance and repair costs. In addition, we have been able to minimize the impact of increased fuel costs and variable lease costs associated with truck usage by continuing to improve efficiencies in the timing and routing of deliveries. Unscheduled deliveries in 2004 improved over the same period in 2003 by 16.3% while total miles driven increased by just 1.4% on an average customer base that increased by 8.2%. In addition, improvements in our safety record during 2004 have resulted in a significant reduction in the amount of workers' compensation and vehicle accident claims expense.

Occupancy and shop costs related to cost of products sold decreased from $3.2 million in 2003 to $3.1 million in 2004. The improvement is primarily the result of strategic relocation of targeted depots, improved insurance and communication costs.

Cost of Equipment Rentals, Excluding Depreciation and Amortization

Cost of equipment rentals, excluding depreciation and amortization, decreased by $1.1 million from $3.5 million in 2003 to $2.3 million in 2004, while deceasing as a percentage of equipment rental revenue from 12.3% to 7.6%. The reduction in cost of equipment rentals reflected in expense is primarily attributable to a greater percentage of costs being capitalized in connection with our bulk CO_2 systems due to increased efficiency of our technical installers and the number of new activations. In addition, occupancy and shop costs related to cost of equipment rentals decreased from $2.0 million in 2003 to $1.6 million in 2004, as we continue to realize savings in tank refurbishment and repair costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $1.8 million from $17.5 million in 2003 to $15.7 million in 2004, while decreasing as a percentage of total revenues from 23.5% in 2003 to 19.4% in 2004.

Selling related expenses decreased by $0.2 million, from $3.5 million in 2003 to $3.3 million in 2004, primarily the result of a decrease in wages and related benefits due to a reduction in the headcount of our sales organization in February 2003. During the fourth quarter of 2004, we began to increase our sales force, primarily by adding independent sales representatives, to take advantage of opportunities for growth in the market place.

General and administrative expenses decreased by $1.6 million, or 10.8%, from $14.0 million in 2003 to $12.4 million in 2004. This improvement is due to a $0.8 million reduction in executive wages, a $0.5 million reduction in expenses related to uncollectible accounts receivable, a $0.2 million reduction in outside contract labor, and a $0.7 million reduction in consulting and professional fees. These were offset by a $0.3 million increase in administrative wages, primarily related to achieving incentive related targets, and $0.3 million in other general expenses. During fiscal 2003, we initiated numerous procedures to improve our review and collection of outstanding accounts receivable. Consulting fees decreased, primarily due to nonrecurring fees incurred during the first seven months of fiscal 2003 for repairs of certain systems, improvements in our processes to track and collect customer receivables, and other process improvements.

Depreciation and Amortization

Depreciation and amortization decreased from $17.2 million in 2003 to $15.2 million in 2004. As a percentage of total revenues, depreciation and amortization expense decreased from 23.1% in 2003 to 18.8% in 2004.

Depreciation expense decreased from $13.8 million in 2003 to $13.2 million in 2004. As we continue with our plan to replace all 50 and 100 lb. tanks over the next two years, depreciation expense from these tanks, whose expected useful lives were shortened to coincide with the replacement plan, resulted in depreciation expense of $0.9 million in 2004, down from $1.2 million in 2003. In addition, certain costs associated with the initial direct placement of bulk CO_2 customer sites, which are capitalized, are fully depreciated upon the completion of the initial contract term, and upon contract renewal, no such costs are incurred.

Amortization expense decreased from $3.4 million in 2003 to $2.0 million in 2004. This decrease is due to a reduction in the amortization of deferred charges from our current financing arrangements effective August 25, 2003 as compared to the amortization of fees related to our previous financing arrangements, and to the amortization of customer lists, many of which were fully amortized as of March 31, 2003.

Loss on Asset Disposal

Loss on asset disposal decreased from $1.7 million in 2003 to $1.2 million in 2004, while decreasing as a percentage of total revenues from 2.2% to 1.6%.

Operating Income

For the reasons previously discussed, operating income increased by $9.9 million from $2.5 million in 2003 to $12.4 million in 2004. As a percentage of total revenues, operating income improved from 3.4% in 2003 to 15.4% in 2004.

Loss on Early Extinguishment of Debt

In the first quarter of fiscal 2004, we accelerated the recognition of $1.5 million in deferred financing costs associated with the refinancing of our long-term debt. In addition, we accelerated the recognition of the unamortized portion of the Original Issue Discount associated with our 12% Senior Subordinated Promissory Notes, $0.4 million, and paid $0.1 million in conjunction with the early termination of an interest rate swap agreement.

Unrealized Loss on Financial Instrument

In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the "Swap") in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177,000 was recognized in our results of operations during the nine months ended March 31, 2004, reflecting the change in fair value of the

Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction.

Interest Expense

Interest expense increased from $7.5 million in 2003 to $7.9 million in 2004, while decreasing as a percentage of total revenues from 10.0% in 2003 to 9.8% in 2004. The effective interest rate of our debt increased from 9.8% to 11.4% per annum, primarily due to the terms of our refinancing in August 2003.

Income (Loss) Before Income Taxes

See discussion of Net Income (Loss).

Provision for Income Taxes

As of June 30, 2004, we had net operating loss carryforwards for federal income tax purposes of approximately $108.9 million and for state purposes in varying amounts, which are available to offset future taxable income, if any, in varying amounts through June 2024. If an "ownership change" for federal income tax purposes were to occur in the future, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce our after-tax cash flow. In addition, a portion of our taxable income is subject to the AMT, which is reflected in our statements of operations for 2004 along with a provision for state income taxes. Our provisions for income taxes in 2004 was $0.1 million. No provision was made for income tax expense in 2003 due to our net loss.

Net Income (Loss)

For the reasons described above, net income (loss) improved by $7.1 from a $4.9 million net loss in 2003 to net income of $2.2 million in 2004.

EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") is one of the principal financial measures by which we measure our financial performance. EBITDA is a widely accepted financial indicator used by many investors, lenders and analysts to analyze and compare companies on the basis of operating performance, and we believe that EBITDA provides useful information regarding our ability to service our debt and other obligations. However, EBITDA does not represent cash flow from operations, nor has it been presented as a substitute to operating income or net income as indicators of our operating performance. EBITDA excludes significant costs of doing business and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. In addition, our calculation of EBITDA may be different from the calculation used by our competitors, and therefore comparability may be affected. In addition, our lenders also use EBITDA to assess our compliance with debt covenants. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined) as modified by certain defined adjustments.

EBITDA, as set forth in the table below (in thousands), increased by $7.9 million, or 40.2%, from $19.7 million in 2003 to $27.6 million in 2004 and increased as a percentage of total revenues from 26.5% to 34.2%.

Fiscal Year Ended June 30,	2004	2003
Net income (loss)	$ 2,180	$ (4,939)
Interest expense	7,947	7,487
Depreciation and amortization	15,234	17,167
Provision for income taxes	142	—
Unrealized loss on financial instrument	177	—
Loss on early extinguishment of debt	1,964	—
EBITDA	$ 27,644	$ 19,715
Cash flows provided by (used in):		
Operating activities	$ 21,657	$ 15,826
Investing activities	$(16,595)	$(13,891)
Financing activities	$ (5,012)	$ (3,042)

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"* ("SFAS 145"). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 ("APB 30"); otherwise such losses will be classified as a component of continuing operations. We adopted SFAS 145 during the quarter ended September 30, 2002.

In December 2002, FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on our financial position, results of operations or cash flows for the periods presented.

In December 2004, FASB revised SFAS No. 123, *"Accounting for Stock-Based Compensation"* through the issuance of SFAS 123-R, *"Share-Based Payments"* ("SFAS 123-R"). SFAS 123-R supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and its related implementation guidance. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair value and vesting schedule. However, SFAS 123-R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."* We will adopt SFAS 123-R effective with the fiscal quarter beginning July 1, 2005, at which time pro forma disclosure of net income and earnings per share will no longer be an alternative to recognition in the statement of operations.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and designated hedges after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 had no material impact on our financial position, results of operations or cash flows.

On July 1, 2003, we adopted EITF Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. As of June 30, 2005, approximately 65,000 of our customer locations utilized a plan agreement that provides for a fixed monthly payment to cover the use of a bulk CO_2 system and a predetermined maximum quantity of CO_2 ("budget plan"). Prior to July 1, 2003, as lessor, we recognized revenue from leasing CO_2 systems under our budget plan agreements on a straight-line basis over the life of the related leases. We have developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO_2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer.

We elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on our analysis, the aggregate amount of CO_2 actually delivered under budget plans during the quarter ended June 30, 2003 was not materially different than the corresponding portion of the fixed charges attributable to CO_2. Accordingly, we believe the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 was not significant.

Under the budget plan, each customer has a maximum CO_2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for contract billings in excess of actual deliveries of CO_2. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, our methodology involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO_2 sales to budget plan customers upon delivery. We believe that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO_2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Over a twelve-month period, we believe that the effect is less significant since seasonal variations are largely eliminated and CO_2 allowances under budget plan agreements are measured and reset annually.

Liquidity and Capital Resources

Our cash requirements consist principally of (1) capital expenditures associated with purchasing and placing new bulk CO_2 systems into service at customers' sites; (2) payments of principal and interest on outstanding indebtedness; and (3) working capital. Whenever possible, we seek to obtain the use of vehicles, land, buildings, and other office and service equipment under operating leases as a means of conserving capital. We anticipate making cash capital expenditures of approximately $30.0 million for internal growth over the next twelve months, primarily for purchases of bulk CO_2 systems for new customers, the replacement with larger bulk CO_2 systems of 50 and 100 lb. bulk CO_2 systems in service at existing customers and replacement units for our truck fleet. In June 2002, we adopted a plan to replace all 50 and 100 lb. bulk CO_2 systems in service at customers over a three to four year period. While this decision may not increase revenues generated from these customers, it is expected to improve operating efficiencies, gross margins and profitability. Once bulk CO_2 systems are placed into service, we generally experience positive cash flows on a per unit basis, as there are minimal additional capital expenditures required for ordinary operations.

In addition to capital expenditures related to internal growth, we review opportunities to acquire bulk CO_2 service accounts, and may require cash in an amount dictated by the scale and terms of any such transactions. On October 1, 2004, we purchased the bulk CO_2 beverage carbonation business of privately-owned Pain Enterprises, Inc., of Bloomington, Indiana, for total cash consideration of $15.7 million. The transaction involved the acquisition of approximately 9,000 customer accounts, including approximately 6,300 tanks in service, vehicles, parts, and supplies. Pain Enterprises' bulk CO_2 beverage carbonation business operated in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin.

Long-Term Debt

On September 24, 2001, we entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks ("Amended Credit Facility"). On August 25, 2003, we terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility initially consisted of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). On October 1, 2004, in conjunction with the Pain Enterprises, Inc. transaction, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The A Term Loan and Revolving Loan Facility were due to mature on August 25, 2007, while the B Term Loan was due to mature on August 25, 2008. We were entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. Applicable margin was determined by a pricing grid based on our Consolidated Total Leverage Ratio (as defined). Interest was payable periodically on borrowings under the Senior Credit Facility. In addition, commencing on December 31, 2003 and on the last day of each quarter thereafter, we were required to make principal repayments on the A Term Loan in increasing amounts and on December 31, 2004 and on the last day of each quarter thereafter, we were required to make principal payments on the B Term Loan in the amount of $57,500 until August 25, 2008 when we were required to make a final payment of $22,137,500. The Senior Credit Facility was collateralized by all of our assets. Additionally, we were precluded from declaring or paying any cash dividends.

We were also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. We were required to assess our compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants were based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would have placed us in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. We were in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, we recognized a loss of $0.9 million from the write-off of unamortized financing costs associated with the Amended Credit Facility and recorded $2.3 million in financing costs associated with the Senior Credit Facility. Such costs were being amortized over the life of the Senior Credit Facility.

On May 27, 2005, we terminated the Senior Credit Facility and entered into a $60.0 million revolving credit facility with Bank of America, N.A. (the "2005 Credit Facility"). The 2005 Credit Facility matures on May 27, 2010. We are entitled to select either Base Rate Loans (as defined) or Eurodollar Rate Loans (as defined), plus applicable margin, for principal borrowings under the 2005 Credit Facility.

Applicable margin is determined by a pricing grid based on our Consolidated Leverage Ratio (as defined) as follows:

Pricing Level	Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
I	Greater than or equal to 2.50x	2.250%	0.750%
II	Less than 2.50x but greater than or equal to 2.00x	2.000%	0.500%
III	Less than 2.00x but greater than or equal to 1.50x	1.750%	0.250%
IV	Less than 1.50x but greater than or equal to 0.50x	1.500%	0.000%
V	Less than 0.50x	1.250%	0.000%

Interest is payable periodically on borrowings under the 2005 Credit Facility. The 2005 Credit Facility is uncollateralized. We are required to meet certain affirmative and negative covenants, including financial covenants. We are required to assess our compliance with these financial covenants under the 2005 Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place us in default and cause the debt outstanding under the 2005 Credit Agreement to immediately become due and payable. We were in compliance with all covenants under the 2005 Credit Facility as of June 30, 2005.

In connection with the termination of the Senior Credit Facility, during the fourth quarter of fiscal 2005, we recognized a loss of $1.7 million from the write-off of unamortized financing costs associated with the Senior Credit Facility and recorded $0.4 million in financing costs associated with the 2005 Credit Facility. Such costs are being amortized over the life of the 2005 Credit Facility.

As of June 30, 2005, a total of $32.0 million was outstanding pursuant to the 2005 Credit Facility with a weighted average interest rate of 4.8% per annum.

Subordinated Debt

In October 1997, we issued $30.0 million of our 12% Senior Subordinated Promissory Notes ("1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. On May 4, 1999, we sold an additional $10.0 million of our 12% Senior Subordinated Promissory Notes ("1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes. As of June 30, 2002 and at various dates in the past, we have been unable to meet certain covenants under the 1997 Notes and 1999 Notes and have had to obtain waivers or modifications. On September 27, 2002, concurrently with the amendment to the Amended Credit Facility, certain financial covenants of the 1997 Notes and 1999 Notes were amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, we were in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, we prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of our 16.3% Senior Subordinated Notes Due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes was 12% per annum payable in cash and 4.3% per annum payable "in kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of our common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573,000. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of $1.31 and $0.97 per warrant, respectively, or an aggregate value of $760,090. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* we allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the Original Issue Discount. The Original Issue Discount was being amortized as interest expense over the life of the debt. As with the Senior Credit Facility, we were required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. We were in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

In connection with the early repayment of the 1997 Notes and 1999 Notes, during the first quarter of fiscal 2004, we recognized a loss of $1.1 million attributable to the unamortized financing costs and original issue discount associated with the 1997 Notes and 1999 Notes, and recorded $0.6 million of financing costs and original issue discount associated with New Notes. Such fees were being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of deferred financing costs and original issue discount, was 18.0% per annum.

On April 4, 2005, we used $34.3 million of the net proceeds from the sale of 2,041,713 shares of our common stock in an underwritten public offering in March 2005 to redeem the New Notes at 106% of the original principal amount plus accrued interest. In addition, during the quarter ended June 30, 2005, we recognized a loss on the early termination of debt associated with the New Notes of approximately $4.1 million, which includes the prepayment penalty, unamortized fees and the amortized portion of the original issue discount.

Shareholders' Equity

On March 30, 2005, we sold 2,041,713 shares of our common stock in an underwritten public offering. Based on the public offering price of $24.17 per share and after deducting underwriting discounts and commissions, net proceeds were approximately $46.6 million. On March 31, 2005, we reduced the outstanding principal amount of the Senior Credit Facility by $11.2 million and on April 4, 2005, we used approximately $34.3 million of the net proceeds from the offering to redeem all of the New Notes.

In May 2000, we sold 5,000 shares of Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time at a conversion price of $9.28 per share. In addition, in November 2001, we sold 2,500 shares of Series B 8% Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), for $1,000 per share. Shares of the Series B Preferred Stock were convertible into shares of common stock at any time at a conversion price of $12.92 per share. Effective August 18, 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of our common stock. Effective December 7, 2004, the holder of the Series B Preferred Stock converted its shares into 247,420 shares of our common stock.

During the fiscal year ended June 30, 2005, our capital resources included cash flows from operations, available borrowing capacity under the Senior Credit Facility and 2005 Credit Facility and the net proceeds of the sale of 2,041,713 shares of our common stock in March 2005. We believe that cash flows from operations and available borrowings under the 2005 Credit Facility will be sufficient to fund proposed operations for at least the next twelve months.

The table below sets forth our contractual obligations (in thousands):

Contractual Obligations	Total	Less than 1 Year	2–3 Years	4–5 Years	Thereafter
2005 Credit Facility					
Principal	$32,000	$ —	$ —	$32,000	$ —
Interest	8,000	1,600	3,200	3,200	—
Total 2005 Credit Facility	40,000	1,600	3,200	35,200	—
Employment agreements	2,359	1,167	972	220	—
Operating leases	15,522	4,656	7,032	3,499	335
Total obligations	$57,881	$7,423	$11,204	$38,919	$335

In addition, in May 1997, we entered into an exclusive bulk CO_2 requirements contract with The BOC Group, Inc., which expires in May 2011.

Working Capital—At June 30, 2005, we had working capital of $11.2 million compared to a working capital deficit of $4.6 million at June 30, 2004. Improvements in working capital were due to improvements from operations, the reversal of the net deferred tax asset valuation allowance, the replacement of the Senior Credit Facility with the 2005 Credit Facility under more favorable terms, and the redemption of the Subordinated Notes.

Cash Flows from Operating Activities—Cash flows provided by operations increased by $8.0 million from $21.7 million in 2004 to $29.7 million in 2005. The improvement is primarily due to our improvement in net income (excluding non-cash charges) of $8.6 million, while cash used by the working capital components of our balance sheet increased by $0.6 million from 2004 to 2005.

During 2003, we enacted a deliberate plan to strengthen cash flows generated by operations by improvements to operating income and the management of working capital assets. For example, improvements were made in the collection of our outstanding accounts receivable, primarily the result of process improvements. While we continue to make improvements in the management of working capital assets, the most dramatic improvement was seen prior to the end of fiscal 2003, as compared to 2002. In contrast, an increase in working capital assets from 2004 to 2005 was directly attributable to growth in customer sales from approximately 18,000 account activations and customer acquisitions, offset by a reduction of amounts placed in escrow by contractual requirements with our business insurance carrier, the majority of which is refundable upon continued favorable claims experience.

Cash Flows from Investing Activities—During 2005 and 2004, net cash used in investing activities was $38.8 million and $16.6 million, respectively. Investing activities in 2005 included $15.7 million paid for the acquisition of the bulk CO_2 beverage carbonation business of Pain Enterprises, Inc. and related acquisition expenses on October 1, 2004. Such purchase price was allocated among tangible assets, intangible assets, and goodwill as follows: $6.7 million for tangible assets, $6.2 million for intangible assets and $2.8 million for goodwill. In addition, we acquired certain bulk CO_2 customer accounts and equipment from Coca-Cola Enterprises, Inc. on June 30, 2005 for $1.4 million allocated as follows: $1.0 million was allocated to tangible assets and $0.4 million for intangible assets. Exclusive of acquisition purchases, investing activities are primarily attributable to the acquisition, installation and direct placement costs of bulk CO_2 systems.

Cash Flows from Financing Activities—During fiscal 2005, cash flows provided by financing activities was $9.6 million compared to $5.0 million used in financing activities in 2004.

During fiscal 2005, concurrent with the acquisition of the bulk CO_2 beverage carbonation business of Pain Enterprises, Inc., the B Term Loan of our Senior Credit Facility was increased by $13.0 million from $10.0 million to $23.0 million. In addition, on March 30, 2005, we sold 2,041,713 shares of our common stock in an underwritten public offering. Based on the public offering price of $24.17 per share and after deducting underwriting discounts and commissions, net proceeds were approximately $46.6 million. On March 31, 2005, we reduced the outstanding principal amount of the Senior Credit Facility by $11.2 million and on April 4, 2005, we used approximately $34.3 million of the net proceeds from the offering to redeem all of the New Notes.

During fiscal 2004, we terminated the Amended Credit Facility, retired the 1997 Notes and 1999 Notes, entered into the Senior Credit Facility and issued the New Notes.

In 2003, we completed the private placement of 1,663,846 shares of our common stock to 24 accredited investors at a price of $9.75 per share realizing net cash proceeds of approximately $15.1 million after $1.1 million of issuance costs. Pursuant to the requirements of the Amended Credit Facility, we used $14.5 million of the proceeds to pay down outstanding debt under the Amended Credit Facility.

Inflation

The modest levels of inflation in the general economy have not affected our results of operations. Additionally, our customer contracts generally provide for annual increases in the monthly rental rate based on increases in the consumer price index. We believe that inflation will not have a material adverse effect on our future results of operations.

Our bulk CO_2 exclusive requirements contract with The BOC Group, Inc. ("BOC") provides for annual adjustments in the purchase price for bulk CO_2 based upon increases or decreases in the Producer Price Index for Chemical and Allied Products or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States, whichever is less.

As of June 30, 2005, we operated a total of 295 specialized bulk CO_2 delivery vehicles and technical service vehicles that logged approximately 13 million miles in fiscal 2005. While significant increases in fuel prices impact our operating costs, such impact is largely offset by fuel surcharges billed to the majority of our customers.

Critical Accounting Policies and Significant Estimates

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant impact on our revenue, operating income and net income, as well as on the reported amounts of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Estimates in each of these areas are based on historical experience and a variety of assumptions that we believe are appropriate. Actual results may differ from these estimates.

Valuation of Long-Lived Assets

We review our long-lived assets for impairment, principally property and equipment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of our long-lived assets, we evaluate the probability that future undiscounted net cash flows will be greater than the carrying amount of our assets. Impairment is measured based on the difference between the carrying amount of our assets and their estimated fair value.

Certain events may occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management's assumptions regarding our ability to realize the return of our investment in operating assets and therefore affect the amount of depreciation expense to charge against both current and future revenues. Because depreciation expense is a function of historical experiences, analytical studies and professional judgments made of property, plant and equipment, subsequent studies could result in different estimates of useful lives and net salvage values. If future depreciation studies yield results indicating that our assets have shorter lives as a result of obsolescence, physical condition, changes in technology or changes in net salvage values, the estimate of depreciation expense could increase. Likewise, if studies indicate that assets have longer lives, the estimate of depreciation expense could decrease. For the year ended June 30, 2005, depreciation expense was $13.8 million, representing 17.5% of operating expenses. If the estimated lives of all assets being depreciated were increased by one year, depreciation expense would have decreased by approximately $0.9 million or 6.7%. Conversely, if the estimated lives of all assets decreased by one year, depreciation expense would have increased by $1.1 million or 7.7%.

Goodwill represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Other intangible assets consist of customer lists and non-competition agreements, principally acquired in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five to ten years, and non-competition agreements, which generally preclude the other party from competing with us in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months.

Reserves for Uncollectible Accounts Receivable

We make ongoing assumptions relating to the collectibility of our accounts receivable. The accounts receivable amount on our balance sheet includes a reserve for accounts that might not be paid. Such reserve is evaluated and adjusted on a monthly basis by examining our historical losses and collections experience, aging of our trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at-risk receivables, such as receivables from customers who no longer do business with us, are bankrupt, or are out of business. While we believe that our current reserves are adequate to cover potential credit losses, we cannot predict future changes in the financial stability of our customers and we cannot guarantee that our reserves will continue to be adequate. If actual credit losses are significantly greater than the reserve we have established, that would increase our general and administrative expenses and reduce our reported net income. Conversely, if actual credit losses are significantly less than our reserve, this would eventually decrease our general and administrative expenses and increase our reported net income.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our deferred tax assets include the benefit of net operating loss carryforwards incurred through June 30, 2005. While we attained profitability during fiscal year 2004, based on the consideration of all of the available evidence including the recent history of losses, management concluded as of June 30, 2004 that it was more likely than not that the net deferred tax assets would not be realized. Accordingly, we recorded a valuation allowance equal to the amount of our net deferred tax assets at that time.

However, as of June 30, 2005, after consideration of all available positive and negative evidence, we concluded that the deferred tax asset relating to our net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance was reversed and reported as a component of the fiscal 2005 income tax provision. In considering whether or not a valuation allowance was appropriate at June 30, 2005, we considered several aspects, including, but not limited to the following items:

- Cumulative pretax book income during the three years ended June 30, 2005
- Both positive and negative evidence as to our ability to utilize our federal net operating loss carryforwards prior to expiration, such as current and projected generation of taxable income, our position in the market place (servicing approximately 70% of customers currently utilizing bulk CO_2), existence of long-term customer contracts (generally for five to six years in duration), growth opportunities and conversion of restaurants currently utilizing high pressure CO_2 to beverage grade bulk CO_2
- Future reversals of taxable temporary differences
- Tax planning strategies, including the option of an alternative method of depreciating assets for tax purposes
- The refinancing of our senior borrowing facilities at more favorable terms and conditions and the retirement of our 16.3% Senior Subordinated Notes, lowering our cost of borrowing from 10.5% to 4.8%

In future years we will continue to evaluate whether or not our net deferred tax assets will be fully realized. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized prior to expiration, a valuation allowance will be recorded.

Balance Sheets

(In thousands, except share amounts)

June 30,	2005	2004*
Assets		
Current assets:		
Cash and cash equivalents	**$ 968**	$ 505
Trade accounts receivable; net of allowance for doubtful accounts of $1,850 and $2,095, respectively	**8,568**	6,141
Inventories	**259**	226
Prepaid insurance expense and deposits	**1,281**	2,193
Prepaid expenses and other current assets	**854**	685
Deferred tax assets—current portion	**7,596**	—
Total current assets	**19,526**	9,750
Property and equipment, net	**104,787**	92,969
Other assets:		
Goodwill, net	**22,094**	19,222
Deferred financing costs, net	**402**	2,178
Customer lists, net	**5,760**	41
Non-competition agreements, net	**836**	703
Deferred lease acquisition costs, net	**4,429**	3,458
Deferred tax assets	**39,321**	—
Other assets	**175**	181
	73,017	25,783
Total assets	**$197,330**	$128,502
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	**$ —**	$ 6,048
Accounts payable	**5,178**	4,579
Accrued expenses	**608**	483
Accrued insurance	**596**	430
Accrued interest	**112**	440
Accrued payroll	**1,464**	2,030
Other current liabilities	**366**	343
Total current liabilities	**8,324**	14,353
Long-term debt, excluding current maturities	**32,000**	30,962
Subordinated debt	**—**	29,163
Deferred tax liability	**24,198**	—
Customer deposits	**3,624**	3,247
Total liabilities	**68,146**	77,725
Commitments and contingencies		
Redeemable preferred stock	**—**	10,021
Shareholders' equity:		
Preferred stock; no par value; 5,000,000 shares authorized; issued and outstanding 0 shares at June 30, 2005 and 7,500 shares at June 30, 2004	**—**	—
Common stock; par value $.001 per share; 30,000,000 shares authorized; issued and outstanding 15,300,905 shares at June 30, 2005 and 10,840,831 at June 30, 2004	**15**	11
Additional paid-in capital	**159,040**	96,185
Accumulated deficit	**(30,113)**	(55,704)
Accumulated other comprehensive income	**242**	264
Total shareholders' equity	**129,184**	40,756
	$197,330	$128,502

See accompanying notes to financial statements.

*Restated to conform to current year presentation.

Statements of Operations

(In thousands, except per share amounts)

Fiscal Year Ended June 30,	**2005**	2004*	2003*
Revenues:			
Product sales	**$ 61,602**	$49,900	$45,833
Equipment rentals	**35,738**	30,936	28,576
Total revenues	**97,340**	80,836	74,409
Costs and expenses:			
Cost of products sold, excluding depreciation and amortization	**41,147**	33,883	32,047
Cost of equipment rentals, excluding depreciation and amortization	**2,522**	2,345	3,513
Selling, general and administrative expenses	**17,020**	15,722	17,484
Depreciation and amortization	**16,484**	15,234	17,167
Loss on asset disposal	**1,332**	1,242	1,650
	78,505	68,426	71,861
Operating income	**18,835**	12,410	2,548
Loss on early extinguishment of debt	**5,817**	1,964	—
Unrealized loss on financial instrument	**—**	177	—
Interest expense	**6,985**	7,947	7,487
Income (loss) before income taxes	**6,033**	2,322	(4,939)
Provision for (benefit from) income taxes	**(19,558)**	142	—
Net income (loss)	**$ 25,591**	$ 2,180	$ (4,939)
Weighted average number of common and common equivalent shares outstanding			
Basic	**12,808**	10,689	10,396
Diluted	**14,295**	11,822	10,396
Net income (loss) per basic share	**$ 1.98**	$ 0.13	$ (0.54)
Net income (loss) per diluted share	**$ 1.79**	$ 0.12	$ (0.54)

See accompanying notes to financial statements.
*Restated to conform to current year presentation.

Statements of Shareholders' Equity

(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, June 30, 2002	8,969,059	$ 9	$ 78,584	$(52,945)	$(429)	$ 25,219
Comprehensive (loss):						
Net (loss)	—	—	—	(4,939)	—	(4,939)
Other comprehensive income:						
Interest rate swap transaction	—	—	—	—	300	300
Total comprehensive (loss)						(4,639)
Redeemable preferred stock dividend	—	—	(706)	—	—	(706)
Issuance of 500 shares of common stock—exercise of options	500	—	6	—	—	6
Issuance of 1,663,846 shares of common stock	1,663,846	2	15,054	—	—	15,056
Balance, June 30, 2003	10,633,405	11	92,938	(57,884)	(129)	34,936
Comprehensive income:						
Net income	—	—	—	2,180	—	2,180
Other comprehensive income:						
Interest rate swap transaction, including reclassification adjustment of $86	—	—	—	—	393	393
Total comprehensive income						2,573
Redeemable preferred stock dividend	—	—	(763)	—	—	(763)
Issuance of 425,000 warrants to purchase shares of common stock	—	—	1,573	—	—	1,573
Extension of 665,403 warrants to purchase shares of common stock	—	—	760	—	—	760
Issuance of 107,331 shares of common stock—exercise of warrants	107,331	—	675	—	—	675
Issuance of 100,095 shares of common stock—exercise of options	100,095	—	1,002	—	—	1,002
Balance, June 30, 2004	10,840,831	11	96,185	(55,704)	264	40,756
Comprehensive income:						
Net income	—	—	—	25,591	—	25,591
Other comprehensive (loss):						
Interest rate swap transaction	—	—	—	—	(22)	(22)
Total comprehensive income						25,569
Conversion of 5,000 shares of Redeemable Preferred Stock	754,982	1	7,006	—	—	7,007
Conversion of 2,500 shares of Redeemable Preferred Stock	247,420	—	3,196	—	—	3,196
Issuance of 953,285 shares of common stock—exercise of warrants	953,285	1	742	—	—	743
Issuance of 462,674 shares of common stock—exercise of options	462,674	—	3,500	—	—	3,500
Tax effect of disqualifying dispositions—exercise of options	—	—	3,080	—	—	3,080
Issuance of 2,041,713 shares of common stock	2,041,713	2	45,513	—	—	45,515
Redeemable preferred stock dividend	—	—	(182)	—	—	(182)
Balance, June 30, 2005	**15,300,905**	**$15**	**$159,040**	**$(30,113)**	**$ 242**	**$129,184**

See accompanying notes to financial statements.

Statements of Cash Flows

(In thousands)

Years Ended June 30,	**2005**	2004*	2003*
Cash flows from operating activities:			
Net income (loss)	**$ 25,591**	$ 2,180	$ (4,939)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	**13,751**	13,255	13,836
Amortization of other assets	**2,733**	1,979	3,331
Amortization of original issue discount	**318**	406	210
Paid-in-kind interest	**1,014**	1,107	—
Loss on asset disposal	**1,332**	1,242	1,650
Loss on early extinguishment of debt	**5,817**	1,964	—
Change in net deferred tax asset	**(19,638)**	—	—
Unrealized loss on financial instrument	**—**	177	—
Changes in operating assets and liabilities:			
Decrease (increase) in:			
Trade accounts receivable	**(2,427)**	76	954
Inventories	**(33)**	(16)	25
Prepaid insurance expense and deposits	**912**	(1,119)	(460)
Prepaid expenses and other current assets	**(191)**	(188)	821
Increase (decrease) in:			
Accounts payable	**599**	483	743
Accrued expenses	**201**	229	(855)
Accrued insurance	**166**	(155)	—
Accrued payroll	**(566)**	381	203
Accrued interest	**(328)**	(413)	(198)
Other current liabilities	**23**	13	(42)
Customer deposits	**377**	56	547
Net cash provided by operating activities	**29,651**	21,657	15,826
Cash flows from investing activities:			
Proceeds from disposal of property and equipment	**—**	1	19
Purchase of property and equipment	**(19,371)**	(14,962)	(12,752)
Increase in non-competition agreements	**—**	—	(160)
Increase in deferred lease acquisition costs	**(2,244)**	(1,624)	(1,125)
Acquisition of businesses	**(17,172)**	—	—
Decrease (increase) in other assets	**6**	(10)	127
Net cash used in investing activities	**$(38,781)**	$(16,595)	$(13,891)

Statements of Cash Flows *(continued)*

(In thousands)

Years Ended June 30,	2005	2004*	2003*
Cash flows from financing activities:			
Net proceeds from issuance of long-term debt and subordinated debt and warrants	**$ 59,350**	$ 74,150	$ —
Repayment of long-term debt and subordinated debt	**(98,281)**	(78,094)	(17,340)
Proceeds from issuance of common stock	**46,632**	—	16,222
Issuance costs—common stock	**(1,117)**	—	(1,168)
Increase in deferred financing costs	**(1,234)**	(2,745)	(762)
Exercise of options and warrants	**4,243**	1,677	6
Net cash provided by (used in) financing activities	**9,593**	(5,012)	(3,042)
Increase (decrease) in cash and cash equivalents	**463**	50	(1,107)
Cash and cash equivalents, beginning of year	**505**	455	1,562
Cash and cash equivalents, end of year	**$ 968**	$ 505	$ 455
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	**$ 5,981**	$ 6,760	$ 7,475
Income taxes	**$ 125**	$ 80	$ —

Supplemental disclosure of non-cash investing and financing activities:

In 2005, 2004 and 2003, the Company increased the carrying amount of the redeemable preferred stock by $182, $763 and $706, respectively, for dividends that were not paid and accordingly reduced additional paid-in capital by a like amount.

See accompanying notes to financial statements.
*Restated to conform to current year presentation.

(In thousands, except per share amounts)

Note 1—Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

NuCO$_2$ Inc. (the "Company") is a supplier of bulk CO$_2$ dispensing systems to customers in the food, beverage, lodging and recreational industries in the United States.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances with a financial institution in an amount that exceeds the federal government deposit insurance.

(c) Inventories

Inventories, consisting primarily of carbon dioxide gas, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

(d) Property and Equipment

Property and equipment is stated at cost. The Company does not depreciate bulk systems held for installation until the systems are in service and leased to customers. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under non-cancelable contracts and which would not be incurred by the Company but for a successful placement. Upon early service termination, the unamortized portion of direct costs associated with the installation are expensed. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets or the lease terms for leasehold improvements, whichever is shorter.

The depreciable lives of property and equipment are as follows:

	Estimated Life
Leased equipment	5–20 years
Equipment and cylinders	3–20 years
Vehicles	3–5 years
Computer equipment	3–7 years
Office furniture and fixtures	5–7 years
Leasehold improvements	lease term

(e) Goodwill and Other Intangible Assets

Goodwill, net of accumulated amortization of $5,006, represents the cost in excess of the fair value of the tangible and identifiable intangible net assets of businesses acquired and, prior to July 1, 2001, was amortized on a straight-line method over 20 years. Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* pursuant to which, goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company's other intangible assets consist of customer lists and non-competition agreements, principally acquired in 1995 through 1998 and during 2005 in connection with certain asset acquisitions. Customer lists are being amortized on a straight-line method over five to ten years, and non-competition agreements, which generally preclude the other party from competing with the Company in a designated geographical area for a stated period of time, are being amortized on a straight-line method over their contractual lives which range from thirty to one hundred and twenty months. Non-competition agreements also include an agreement entered into in January 2001, for $480, with the Company's former Chief Executive Officer and Chairman of the Board of Directors, precluding this former officer from competing with the Company for a period of five years.

(f) Impairment of Long-Lived Assets

Long-lived assets, other than goodwill, consist of property and equipment, customer lists, and non-competition agreements. Long-lived assets being retained for use by the Company are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds the asset's fair value. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows.

Long-lived assets to be disposed of by abandonment continue to be classified as held and used until they cease to be used. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over its shortened useful life. Long-lived assets to be disposed of by sale that meet certain criteria are classified as held for sale and are reported at the lower of their carrying amounts or fair values less cost to sell.

(g) Deferred Financing Cost, Net

Financing costs are amortized on a straight-line method over the term of the related indebtedness. Accumulated amortization of financing costs was $14 and $566 at June 30, 2005 and 2004, respectively.

(h) Deferred Lease Acquisition Costs, Net

Deferred lease acquisition costs, net, consist of commissions associated with the acquisition of new leases and are being amortized over the life of the related leases, generally five to six years on a straight-line method. Accumulated amortization of deferred lease acquisition costs was $6,826 and $6,079 at June 30, 2005 and 2004, respectively. Upon early service termination, the unamortized portion of deferred lease acquisition costs are expensed as a component of operating expenses.

(i) Revenue Recognition

The Company earns its revenues from the leasing of CO_2 systems and related gas sales. The Company, as lessor, recognizes revenue from leasing of CO_2 systems over the life of the related leases. The majority of CO_2 system agreements generally include payments for leasing of equipment and a continuous supply of CO_2 until usage reaches a pre-determined maximum annual level, beyond which the customer pays for CO_2 on a per pound basis. Other CO_2 and gas sales are recorded upon delivery to the customer.

On July 1, 2003, the Company adopted EITF 00-21. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. The Company's bulk CO_2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO_2 system and a predetermined maximum quantity of CO_2. As of June 30, 2005, approximately 65,000 of the Company's customer locations utilized this plan. Prior to July 1, 2003, the Company, as lessor, recognized revenue from leasing CO_2 systems under its budget plan agreements on a straight-line basis over the life of the related leases. The Company developed a methodology for the purpose of separating the aggregate revenue stream between the rental of the equipment and the sale of the CO_2. Effective July 1, 2003, revenue attributable to the lease of equipment, including equipment leased under the budget plan, is recorded on a straight-line basis over the term of the lease and revenue attributable to the supply of CO_2 and other gases, including CO_2 provided under the budget plan, is recorded upon delivery to the customer.

The Company elected to apply EITF 00-21 retroactively to all budget plan agreements in existence as of July 1, 2003. Based on the Company's analysis, the aggregate amount of CO_2 actually delivered under budget plans during the quarter ended June 30, 2003 was not materially different than the corresponding portion of the fixed charges attributable to CO_2. Accordingly, the Company believes that the cumulative effect of the adoption of EITF 00-21 as of July 1, 2003 was not significant.

Under the budget plan, each customer has a maximum CO_2 allowance that is measured and reset on the contract anniversary date. At that date, it is appropriate to record revenue for contract billings in excess of actual deliveries of CO_2. Because of the large number of customers under the budget plan and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company's methodology necessarily involves the use of estimates and assumptions to separate the aggregate revenue stream derived from equipment rentals to budget plan customers, and also to approximate the recognition of revenue from CO_2 sales to budget plan customers upon delivery. The Company believes that the adoption of EITF 00-21 has the most impact on the recognition of revenue on a quarterly basis as CO_2 usage fluctuates during a fiscal year based on factors such as weather, and traditional summer and holiday periods. Solely for comparative purposes, the Company has separated equipment rentals and CO_2 sales in the statements of operations for the year ended June 30, 2003; however, the aggregate revenue derived from budget plan agreements for those periods is recognized on a straight-line basis. The Company believes that if the guidance of EITF 00-21 had been applied retroactively, the effect on total revenues and net loss for that period would be immaterial as the impact of applying EITF 00-21 over a twelve-month period is insignificant as seasonal variations are largely eliminated and CO_2 allowances under budget plan agreements are measured and reset annually.

(j) Income Taxes

Income taxes are accounted for under Financial Accounting Standards Board Statement No. 109, *"Accounting for Income Taxes."* Statement No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) Net Income (Loss) Per Common Share

Net income (loss) per common share is presented in accordance with SFAS No. 128, *"Earnings Per Share."* Basic earnings per common share is computed usin g the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants to the extent they are not anti-dilutive.

(l) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term. Actual results could differ from those estimates.

(In thousands, except per share amounts)

(m) Employee Benefit Plan
On June 1, 1996, the Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made by employees and matched at the Company's discretion, up to a maximum of 1% of employee's wages. For the years ended June 30, 2005, 2004 and 2003, the Company contributed $94, $0 and $0, respectively.

(n) Stock-Based Compensation
At June 30, 2005, the Company had two stock-based compensation plans which are more fully described in Note 8. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* to stock-based compensation.

Fiscal Years Ended June 30,	**2005**	2004	2003
Net income (loss), as reported	**$25,591**	$ 2,180	$(4,939)
Less:			
Stock-based compensation—fair value measurement	**(2,287)**	(1,272)	(1,085)
Net income (loss), pro forma	**23,304**	908	(6,024)
Preferred stock dividends	**(182)**	(763)	(706)
Net income (loss) available to common shareholders pro forma	**$23,122**	$ 145	$(6,730)
Basic earnings (loss) per share—reported	**$ 1.98**	$ 0.13	$ (0.54)
Basic earnings (loss) per share—pro forma	**$ 1.81**	$ 0.01	$ (0.64)
Diluted earnings (loss) per share—reported	**$ 1.79**	$ 0.12	$ (0.54)
Diluted earnings (loss) per share—pro forma	**$ 1.63**	$ 0.01	$ (0.64)

Expected volatility	**30%–32%**	28%–40%	40%
Risk-free interest rate	**3.6%–3.7%**	2.6%–3.2%	3.7%–4.8%
Expected dividend yield	**0%**	0%	0%
Expected lives	**3–4 years**	3–4 years	1–5 years

In December 2004, the FASB revised SFAS No. 123, *"Accounting for Stock-Based Compensation"* through the issuance of SFAS 123-R, *"Share-Based Payments"* ("SFAS 123-R"). SFAS 123-R supersedes APB 25 and its related implementation guidance. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair value and vesting schedule. However, SFAS 123-R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."* The Company will adopt SFAS 123-R effective with the fiscal quarter beginning July 1, 2005, at which time pro forma disclosure of net income and earnings per share, as provided, will no longer be an alternative to recognition in the statement of operations.

(o) Vendor Rebates
Pursuant to EITF 02-16, *"Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,"* the Company recognizes rebates received from its suppliers of bulk CO_2 tanks as a reduction of capitalizable cost. The Company received rebates of $886, $548 and $393 during the fiscal years ended June 30, 2005, 2004 and 2003, respectively.

(p) Trade Receivables and Allowance for Doubtful Accounts
The Company invoices its customers on a monthly basis, with payment due within 30 days of the invoice date. The Company does not provide discounts for early payment.

In conjunction with its trade receivables, the Company has established a reserve for accounts that might not be collectible. Such reserve is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at-risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or are out of business.

(q) Recent Accounting Pronouncements
In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"* ("SFAS 145"). Among other things, SFAS 145 rescinds the provisions of SFAS No. 4 that require companies to classify certain gains and losses from debt extinguishments as extraordinary items. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30 ("APB 30"); otherwise such losses will be classified as a component of continuing operations. The Company adopted SFAS 145 during the quarter ended September 30, 2002.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"). SFAS 148 amends SFAS No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS 148 had no impact on the Company's financial position, results of operations or cash flows for the periods presented.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and designated hedges after June 30, 2003, except for those provisions of SFAS 149 which relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS 149 had no material impact on the Company's financial position, results of operations or cash flows.

Note 2—Property and Equipment, Net

Property and equipment, net consists of the following:

As of June 30,	2005	2004
Leased equipment	**$156,160**	$137,124
Equipment and cylinders	**19,985**	17,707
Tanks held for installation	**5,498**	4,557
Vehicles	**1,044**	285
Computer equipment and software	**5,103**	4,401
Office furniture and fixtures	**1,671**	1,658
Leasehold improvements	**1,978**	1,963
	191,439	167,695
Less accumulated depreciation and amortization	**86,652**	74,726
	$104,787	$ 92,969

Included in leased equipment is capitalized component parts and direct costs associated with installation of equipment leased to others of $46,812 and $41,485 at June 30, 2005 and 2004, respectively. Accumulated depreciation and amortization of these costs was $28,922 and $25,450 at June 30, 2005 and 2004, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment.

Depreciation and amortization of property and equipment was $13,751, $13,255 and $13,836 for the years ended June 30, 2005, 2004 and 2003, respectively.

Note 3—Acquisitions

On October 1, 2004, the Company purchased the bulk CO_2 beverage carbonation business of privately owned Pain Enterprises, Inc., of Bloomington, Indiana ("Pain"), for total cash consideration of $15.7 million. The Company acquired approximately 9,000 net customer accounts, including 6,300 tanks in service, vehicles, parts, and supplies. The acquisition of Pain Enterprises' bulk CO_2 beverage carbonation business, which operated in 12 Midwestern and Southeastern states: Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Michigan, Missouri, Minnesota, Ohio, Tennessee and Wisconsin, provides further penetration and increased operating efficiencies in markets in which the Company operates.

The purchase price was allocated between tangible assets, intangible assets, and goodwill as follows: $6.7 million for tangible assets, $6.2 million for intangible assets and $2.8 million for goodwill. Tangible assets are being depreciated over a weighted average life of 10 years, while intangible assets, excluding goodwill, are being amortized over a weighted average life of eight years.

Goodwill was recorded as the purchase price of the acquisition exceeded the fair market value of the tangible and intangible assets acquired and is a direct result of synergies arising from the transaction. Both the purchase price allocation and the useful lives of purchased tangible and intangible assets were derived with the assistance of an independent valuation consultant and other independent sources as appropriate.

In conjunction with this transaction, the Senior Credit Facility was amended to, among other things, increase the B Term Loan from $10.0 million to $23.0 million and to modify certain covenants.

In addition, on June 30, 2005, the Company acquired approximately 1,200 customer accounts and 1,000 bulk CO_2 tanks, most of which were in service from Coca-Cola Enterprises, Inc. ("CCE") for approximately $1.4 million. Subject to completion of an analysis of the purchase price allocation and useful lives of tangible and intangible

(In thousands, except per share amounts)

assets by September 30, 2005, the purchase price is being allocated between tangible and intangible assets: $1.0 million for tangible assets, and $0.4 million for customer lists. Tangible assets are being depreciated over a weighted average life of 12 years, while intangible assets are being amortized over a weighted average life of 8.5 years.

The results of operations for the Pain acquisition are included in the statements of operations for the period of October 1, 2004 through June 30, 2005. However, the following unaudited pro forma results of operations have been prepared assuming the acquisitions described above had occurred as of the beginning of the periods presented in the Company's historical financial statements, including adjustments to the financial statements for additional depreciation of tangible assets, amortization of intangible assets, and increased interest on borrowings to finance the acquisitions. The unaudited pro forma operating results are not necessarily indicative of operating results that would have occurred had these acquisitions been consummated as of the beginning of the periods presented, or of future operating results. In certain cases, the operating results for periods prior to the acquisitions are based on (a) unaudited financial data provided by the seller or (b) an estimate of revenues, cost of revenues and/or selling, general and administrative expenses based on information provided by the seller or otherwise available to the Company. Inasmuch as the Company accuired customer accounts, tanks at customer sites and other assets related to the beverage carbonation business of Pain, certain operational and support costs provided for by the seller are not applicable to the Company's cost of servicing these customers and were therefore eliminated; however, the Company incurred approximately $500 in non-recurring costs during the integration phase of Pain acquisition that are included in the unaudited pro forma results presented below. Integration costs associated with CCE were minimal.

Unaudited Pro Forma:

For the Year Ended June 30,	**2005**	2004	2003
Total revenues	**$100,863**	$91,623	$85,196
Operating income	**20,135**	15,784	5,922
Net income	**26,594**	4,555	(2,564)
Preferred stock dividends	**(182)**	(763)	(706)
Net income available to common shareholders	**$ 26,412**	$ 3,792	$ (3,270)
Basic income per share	**$ 2.06**	$ 0.35	$ (0.31)
Diluted income per share	**$ 1.86**	$ 0.32	$ (0.31)

Note 4—Goodwill and Other Intangible Assets

The Company adopted SFAS 142 as of July 1, 2001, resulting in no goodwill amortization expense for the years ended June 30, 2005, 2004 and 2003. Goodwill and indefinite life intangible assets are no longer amortized but are subject to annual impairment tests. The Company determined that there was no impairment of goodwill during 2005, 2004 and 2003.

Information regarding the Company's goodwill and other intangible assets is as follows:

	Cost	Accumulated Amortization	Net Book Value
As of June 30, 2005:			
Goodwill	**$ 27,099**	**$ 5,006**	**$ 22,094**
Non-competition agreements	**2,865**	**2,029**	**836**
Customer lists	**6,347**	**587**	**5,760**
	$ 36,311	**$ 7,622**	**$ 28,690**
As of June 30, 2004:			
Goodwill	$24,228	$5,006	$19,222
Non-competition agreements	2,315	1,612	703
Customer lists	62	21	41
	$26,605	$6,639	$19,966

Changes in goodwill are summarized as follows:

Year Ended June 30,	Beginning	Additions	Disposals	Ending
2003	$24,228	—	—	$24,228
2004	$24,228	—	—	$24,228
2005	**$24,228**	**$2,871**	**—**	**$27,099**

Amortization expense for other intangible assets was $986, $291 and $552 for the years ended June 30, 2005, 2004 and 2003, respectively.

Estimated amortization expense for each of the next five years is $1,171, $1,085, $818, $754 and $495 for fiscal years ending June 30, 2006, 2007, 2008, 2009 and 2010, respectively.

Note 5—Leases

The Company leases equipment to its customers generally pursuant to five-year or six-year non-cancelable operating leases which expire on varying dates through June 2011. At June 30, 2005, future minimum payments due from customers include, where applicable, amounts for a continuous supply of CO_2 under the budget plan, which provides bundled pricing for tank rental and CO_2. The revenue stream has been segregated in conformity with EITF 00-21 between the estimated rental of equipment and the sale of CO_2. The following table presents the separate revenue streams attributable to the lease of the equipment and the sale of the CO_2:

Year Ended June 30,	Equipment	CO_2
2006	$ 30,965	$18,883
2007	25,120	15,318
2008	19,489	11,884
2009	14,435	8,803
2010	8,956	5,461
Thereafter	3,256	1,986
	$102,221	$62,335

Note 6—Long-Term Debt

Long-term debt consists of the following:

As of June 30,	**2005**	2004
Notes payable to banks under credit facility. Drawings at June 30, 2005 and 2004 are at a weighted average interest rate of 4.8% and 6.4%, respectively.	**$32,000**	$36,800
Other note payable	**—**	210
	32,000	37,010
Less current maturities of long-term debt	**—**	6,048
Long-term debt, excluding current maturities	**$32,000**	$30,962

Previous Facilities

In September 2001, the Company entered into a $60.0 million second amended and restated revolving credit facility with a syndicate of banks ("Amended Credit Facility").

Prior to June 30, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended March 31, 2002 and prospectively, and non-compliance with the minimum EBITDA covenant for the three months ended March 31, 2002 was waived. As of June 30, 2002, the Company was not in compliance with certain of its financial covenants. On September 27, 2002, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended June 30, 2002, and prospectively, and the maturity of the Amended Credit Facility was extended to November 17, 2003. As of September 30, 2002, the Company was in compliance with all of the financial covenants under the Amended Credit Facility. On February 7, 2003, the Amended Credit Facility was amended to adjust certain financial covenants for the quarter ended December 31, 2002 and prospectively, non-compliance with the minimum EBITDA covenant for the three months ended December 31, 2002 was waived, the maturity of the Amended Credit Facility was extended to April 29, 2004, and the Amended Credit Facility was reduced to $45.0 million. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the Amended Credit Facility.

On August 25, 2003, the Company terminated the Amended Credit Facility and entered into a $50.0 million senior credit facility with a syndicate of banks (the "Senior Credit Facility"). The Senior Credit Facility initially consisted of a $30.0 million A term loan facility (the "A Term Loan"), a $10.0 million B term loan facility (the "B Term Loan"), and a $10.0 million revolving loan facility (the "Revolving Loan Facility"). On October 1, 2004, the Senior Credit Facility was amended to, among other things, increase the B Term Loan to $23.0 million and to modify certain financial covenants. The Senior Credit Facility was collateralized by all of the Company's assets. Additionally, the Company was precluded from declaring or paying any cash dividends.

The Company was entitled to select either Eurodollar Loans (as defined) or Base Rate Loans (as defined), plus applicable margin, for principal borrowings under the Senior Credit Facility. Applicable margin was determined by a pricing grid based on the Company's Consolidated Total Leverage Ratio (as defined) as follows:

Level	Consolidated Total Leverage Ratio	A Term Loans Maintained as Base Rate Loans	B Term Loans Maintained as Base Rate Loans	Revolving Loans Maintained as Base Rate Loans	A Term Loans Maintained as Eurodollar Loans	B Term Loans Maintained as Eurodollar Loans	Revolving Loans Maintained as Eurodollar Loans
1	Less than 2.50:1.00	2.50%	2.75%	2.50%	3.50%	3.75%	3.50%
2	Greater than or equal to 2.50:1.00 but less than 3.00:1.00	2.75%	3.00%	2.75%	3.75%	4.00%	3.75%
3	Greater than or equal to 3.00:1.00	3.00%	3.25%	3.00%	4.00%	4.25%	4.00%

(In thousands, except per share amounts)

The Company was also required to meet certain affirmative and negative covenants, including but not limited to financial covenants. The Company was required to assess compliance with these financial covenants under the Senior Credit Facility on a quarterly basis. These financial covenants were based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure was EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would have placed the Company in default and cause the debt outstanding under the Senior Credit Facility to immediately become due and payable. The Company was in compliance with all covenants under the Senior Credit Facility as of September 30, 2003 and all subsequent quarters up to and including March 31, 2005.

In connection with the termination of the Amended Credit Facility, during the first quarter of fiscal 2004, the Company recognized a loss of $0.9 million from the write-off of unamortized financing costs associated with the Amended Credit Facility and recorded $2.2 million in financing costs associated with the Senior Credit Facility. Such costs are being amortized over the life of the Senior Credit Facility.

Current Facility

On May 27, 2005, the Company terminated the Senior Credit Facility and entered into a $60.0 million revolving credit facility with Bank of America, N.A. (the "2005 Credit Facility"), maturing May 27, 2010. The Company is entitled to select either Base Rate Loans (as defined) or Eurodollar Rate Loans (as defined), plus applicable margin, for principal borrowings under the 2005 Credit Facility. Applicable margin is determined by a pricing grid based on the Company's Consolidated Leverage Ratio (as defined) as follows:

Pricing Level	Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans
I	Greater than or equal to 2.50x	2.250%	0.750%
II	Less than 2.50x but greater than or equal to 2.00x	2.000%	0.500%
III	Less than 2.00x but greater than or equal to 1.50x	1.750%	0.250%
IV	Less than 1.50x but greater than or equal to 0.50x	1.500%	0.000%
V	Less than 0.50x	1.250%	0.000%

Interest is payable periodically on borrowings under the 2005 Credit Facility. The 2005 Credit Facility is uncollateralized.

The Company is required to meet certain affirmative and negative covenants, including financial covenants. The Company is required to assess our compliance with these financial covenants under the 2005 Credit Facility on a quarterly basis. These financial covenants are based on a measure that is not consistent with accounting principles generally accepted in the United States of America. Such measure is EBITDA (as defined), which represents earnings before interest, taxes, depreciation and amortization, as further modified by certain defined adjustments. The failure to meet these covenants, absent a waiver or amendment, would place the Company in default and cause the debt outstanding under the 2005 Credit Agreement to immediately become due and payable. As of June 30, 2005, the Company was in compliance with all covenants under the 2005 Credit Facility.

In connection with the termination of the Senior Credit Facility, during the fourth quarter of fiscal 2005, the Company recognized a loss of $1.7 million from the write-off of unamortized financing costs associated with the Senior Credit Facility and recorded $0.4 million in financing costs associated with the 2005 Credit Facility. Such costs are being amortized over the life of the 2005 Credit Facility.

As of June 30, 2005, a total of $32.0 million was outstanding pursuant to the 2005 Credit Facility, due in full in May 2010, with a weighted average interest rate of 4.8% per annum.

Hedging Activities

Effective July 1, 2000, the Company adopted SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended, which, among other things, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. For a derivative designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The Company uses derivative instruments to manage exposure to interest rate risks. The Company's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impact of this exposure. Prior to August 25, 2003, the Company was a party to an interest rate swap agreement (the "Prior Swap") with a notional amount of $12.5 million and a termination date of September 28, 2003. Under the Prior Swap, the Company paid a fixed interest rate of 5.23% per annum and received a LIBOR-based floating rate. In conjunction with the termination of the Prior Swap prior to maturity, the Company paid $86, which represented the fair value of the swap liability. The $86 was reclassified from other comprehensive income and recognized as a component of the loss on early extinguishment of debt.

The Prior Swap, which was designated as a cash flow hedge, was deemed to be a highly effective transaction, and accordingly the loss on the derivative instrument was reported as a component of other comprehensive income (loss). Prior to termination of the Prior Swap in August 2003, the Company recorded $43, net of the reclassification adjustment of $86, representing the change in fair value of the Prior Swap, as other comprehensive income.

In order to reduce the Company's exposure to increases in Eurodollar rates, and consequently to increases in interest payments, the Company entered into an interest rate swap transaction (the "Swap") on October 2, 2003, in the amount of $20.0 million ("Notional Amount") with an effective date of March 15, 2004 and a maturity date of September 15, 2005. Pursuant to the Swap, the Company pays a fixed interest rate of 2.12% per annum and receives a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177 was recognized in the Company's results of operations for the fiscal year ended June 30, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction. Accordingly, the Company recorded $264 representing the change in fair value of the Swap from March 15, 2004 through June 30, 2004, as other comprehensive income. During fiscal 2005, the fair value of the Swap decreased by $22 to $65.

Note 7—Subordinated Debt

In October 1997, the Company issued $30.0 million of its 12% Senior Subordinated Promissory Notes (the "1997 Notes") with interest only payable semi-annually on April 30 and October 31, due October 31, 2004. The 1997 Notes were sold with detachable seven-year warrants to purchase an aggregate of 655,738 shares of common stock at an exercise price of $16.40 per share. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $29.7 million to the debt and $0.3 million to warrants, with the resulting discount on the debt referred to as the original issue discount. Prior to August 25, 2003, the original issue discount was being amortized as interest expense over the life of the debt, resulting in an effective interest rate on the 1997 Notes of 12.1% per annum. The amount allocated to the warrants was credited to additional paid-in capital. In conjunction with the issuance of the 1997 Notes, the Company was required to meet certain affirmative and negative covenants.

On May 4, 1999, the Company sold an additional $10.0 million of its 12% Senior Subordinated Promissory Notes (the "1999 Notes"). Except for their October 31, 2005 maturity date, the 1999 Notes were substantially identical to the 1997 Notes described above. The 1999 Notes were sold with detachable 6½-year warrants to purchase an aggregate of 372,892 shares of common stock at an exercise price of $6.65 per share.

In return for modifying certain financial covenants governing the 1997 Notes, the exercise price of 612,053 of the warrants issued in connection with the 1997 Notes was reduced to $6.65 per share. On May 4, 1999, the trading range of the Company's common stock was $6.44 to $6.88 per share. To assist with the valuation of the newly issued warrants and the repriced warrants, the Company hired an outside consultant. Utilizing the Black-Scholes Model, the warrants issued with the 1997 Notes were valued at $1.26 per warrant, or an aggregate value of $774 and the warrants issued with the 1999 Notes at $1.47 per warrant, or an aggregate value of $549. Both amounts were recorded as additional paid-in capital, offset by the original issue discount, which is netted against the outstanding balance of the 1997 Notes and 1999 Notes. After giving effect to the amortization of the original issue discount, the effective interest rate on the 1999 Notes was 13.57% per annum.

As of December 31, 2002, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes. On February 7, 2003, the interest coverage ratio governing the 1997 Notes and 1999 Notes was amended for the quarter ending March 31, 2003 and prospectively. As of March 31, 2003 and June 30, 2003, the Company was in compliance with all of the financial covenants under the 1997 Notes and 1999 Notes.

On August 25, 2003, concurrently with the closing of the Senior Credit Facility, the Company prepaid the 1997 Notes and 1999 Notes and issued $30.0 million of the Company's 16.3% Senior Subordinated Notes due February 27, 2009 (the "New Notes") with interest only payable quarterly in arrears on February 28, May 31, August 31 and November 30 of each year, commencing November 30, 2003. Interest on the New Notes was 12% per annum payable in cash and 4.3% per annum payable "in kind" by adding the amount of such interest to the principal amount of the New Notes then outstanding. Ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued in connection with the New Notes. Utilizing the Black-Scholes Model, the warrants issued in connection with the New Notes were valued at $3.70 per warrant, or an aggregate value of $1,573. In addition, the maturity date of 665,403 existing warrants, 335,101 due to expire in 2004 and 330,302 due to expire in 2005, was extended to February 2009, resulting in additional value of

(In thousands, except per share amounts)

$1.31 and $0.97 per warrant, respectively, or an aggregate value of $760. At the date of issuance, in accordance with APB 14, *"Accounting for Convertible Debt and Debt Issued with Purchase Warrants,"* the Company allocated proceeds of $27.7 million to the debt and $2.3 million to the warrants, with the resulting discount on the debt referred to as the original issue discount. The original issue discount was being amortized as interest expense over the life of the debt.

In connection with the early repayment of the 1997 Notes and 1999 Notes during the first quarter of fiscal 2004, the Company recognized a loss of $1.0 million attributable to the unamortized financing costs and original issue discount associated with the 1997 Notes and 1999 Notes, and recorded $0.6 million of financing costs associated with the New Notes. Such fees were being amortized over the life of the New Notes. The weighted average effective interest rate of the New Notes, including the amortization of original issue discount, was 18.0% per annum.

As with the Senior Credit Facility, the Company was required to meet certain affirmative and negative covenants under the New Notes, including but not limited to financial covenants. In conjunction with the modification of the Senior Credit Facility on October 1, 2004, certain financial covenants of the New Notes were modified. The Company was in compliance with all covenants under the New Notes as of September 30, 2003 and all subsequent quarters up to and including the quarter ended March 31, 2005.

On April 4, 2005, the Company used $34.3 million of the net proceeds from the sale of 2,041,713 shares of its common stock in an underwritten public offering in March 2005 to redeem the New Notes at 106% of the original principal amount plus accrued interest. In addition, during the quarter ended June 30, 2005, the Company recognized a loss on the early termination of debt associated with the New Notes of approximately $4.1 million, which included a prepayment penalty, unamortized fees and the unamortized portion of the original issue discount.

During the fiscal year ended June 30, 2002, 65,574 of the warrants issued in connection with the 1997 Notes were exercised and converted into shares of the Company's common stock. On August 22, 2002, in conjunction with the private placement of 1,663,846 shares of the Company's common stock, the remaining warrants issued in conjunction with the 1997 Notes and the warrants issued in connection with the 1999 Notes were adjusted pursuant to anti-dilution provisions to provide for the purchase of an additional 21,906 shares of the Company's common stock. During fiscal 2004, warrants to purchase 30,831 shares of the Company's common stock issued in connection with the 1997 Notes and 1999 Notes were exercised pursuant to the cashless exercise provision contained in the warrants.

In connection with the cashless exercise, warrants to purchase 50,647 shares of the Company's common stock were canceled. In addition, in fiscal 2004, warrants to purchase 75,000 shares of the Company's common stock issued in connection with the New Notes were exercised for proceeds of $659, recorded as additional paid-in capital on the Company's balance sheet as of June 30, 2004. During fiscal 2005, warrants to purchase 893,956 shares of the Company's common stock issued in connection with the 1997 Notes, 1999 Notes and New Notes were exercised for proceeds of $743. In connection with certain cashless exercises, warrants to purchase 389,528 shares of the Company's common stock were canceled. As of June 30, 2005, no warrants issued in connection with the 1997 Notes, 1999 Notes or New Notes were outstanding.

Note 8—Redeemable Preferred Stock

In May 2000, the Company sold 5,000 shares of its Series A 8% Cumulative Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends were payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, were added to the Liquidation Preference. Shares of the Series A Preferred Stock were convertible into shares of common stock at any time at a conversion price of $9.28 per share. In connection with the sale, costs in the amount of $65 were charged to additional paid-in capital. In August 2004, the holder of the Series A Preferred Stock converted its shares into 754,982 shares of common stock, and $7,007, representing the Liquidation Preference, was reclassified to common stock and additional paid-in capital on the Company's balance sheet.

In November 2001, the Company sold 2,500 shares of its Series B 8% Cumulative Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), for $1,000 per share (the initial "Liquidation Preference"). Cumulative dividends were payable quarterly in arrears at the rate of 8% per annum on the Liquidation Preference, and, to the extent not paid in cash, were added to the Liquidation Preference. Shares of the Series B Preferred Stock were convertible into shares of common stock at any time at a conversion price of $12.92 per share. In December 2004, the holder of the Series B Preferred Stock converted its shares into 247,420 shares of common stock, and $3,197, representing the Liquidation Preference, was reclassified to common stock and additional paid-in capital on the Company's balance sheet.

During the fiscal years ended June 30, 2005, 2004 and 2003, the carrying amount (and Liquidation Preferences) of the Series A Preferred Stock and Series B Preferred Stock ("Preferred Stock") was increased by $182, $763 and $706, respectively, for dividends accrued.

Note 9—Shareholders' Equity

(a) Offering

On March 30, 2005, the Company sold 2,041,713 shares of its common stock in an underwritten public offering. Based on the public offering price of $24.17 per share and after deducting underwriting discounts and commissions, net proceeds were approximately $46.6 million. On March 31, 2005, the Company reduced the outstanding principal amount of the Senior Credit Facility by $11.2 million and on April 4, 2005, the Company used approximately $34.3 million of the net proceeds from the offering to redeem all of the New Notes (see Note 7). In addition, the Company incurred $1.1 million in legal, accounting, printing and other expenses which were recorded as a reduction of additional paid in capital.

(b) Non-Qualified Stock Options and Warrants

In May 1997, the Company entered into a supply agreement with The BOC Group, Inc. ("BOC") by which BOC committed to provide the Company with 100% of its CO_2 requirements at competitive prices. In connection with this agreement, the Company granted BOC a warrant to purchase 1,000,000 shares of its common stock. The warrant was exercisable at $17 per share from May 1, 1999 to May 1, 2002 and thereafter at $20 per share until April 30, 2007. In May 2000, the Company solicited BOC to purchase 1,111,111 shares of its common stock at $9.00 per share. In connection with this purchase of common stock, the outstanding warrant was reduced to 400,000 shares, with an exercise price of $17 per share. On the date of issuance of the common stock, the closing price of the common stock on the Nasdaq National Market was $8.00 per share. In addition, in March 2005, warrants to purchase 59,329 shares of common stock were exercised pursuant to the cashless exercise provisions contained in the warrants. In connection with this cashless exercise, warrants to purchase 140,671 shares of the Company's common stock were canceled. As of June 30, 2005, 200,000 warrants to purchase shares of the Company's common stock were outstanding.

In January 2001, the Company granted to each non-employee director options for 10,000 shares of common stock. An aggregate of 50,000 options were granted at an exercise price equal to $7.82. In March 2003, the Company granted to each non-employee director options for 6,000 shares of common stock, or an aggregate of 36,000 options at an exercise price of $4.85. In September 2003, the Company granted to two of its non-employee directors options for 22,000 shares of common stock, or an aggregate of 44,000 options at an exercise price of $8.91. In addition, in March 2004, the Company granted a non-employee director options for 6,000 shares of common stock at an exercise price of $16.25. The exercise price for all grants is equal to the average closing price of the common stock on the Nasdaq National Market for the 20 trading days prior to the grant date. All options vest in three to five equal annual installments commencing upon issuance, and have a ten-year term, and as of June 30, 2005 and 2004, options for 52,267 and 58,533 shares, respectively, were exercisable. During the year ended June 30, 2005, 51,333 shares were exercised.

(c) Stock Option Plans

The Board of Directors of the Company adopted the 1995 Option Plan (the "1995 Plan"). Under the 1995 Plan, the Company has reserved 2,400,000 shares of common stock for employees of the Company. Under the terms of the 1995 Plan, options granted may be either incentive stock options or non-qualified stock options. The exercise price of incentive options shall be at least equal to 100% of the fair market value of the Company's common stock at the date of the grant, and the exercise price of non-qualified stock options issued to employees may not be less than 75% of the fair market value of the Company's common stock at the date of the grant. The maximum term for all options is ten years. Options granted to date generally vest in equal annual installments from one to five years, though a limited number of grants were partially vested at the grant date. The weighted average fair value per share of options granted during the years ended June 30, 2005, 2004 and 2003 was $7.80, $4.11 and $2.41, respectively.

The following summarizes the transactions pursuant to the 1995 Plan:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2002	1,162,450	$10.15	503,072
Granted	326,350	6.87	
Expired or canceled	(199,780)	11.36	
Exercised	(500)	11.25	
Outstanding at June 30, 2003	1,288,520	9.13	640,373
Granted	379,300	15.61	
Expired or canceled	(73,288)	12.18	
Exercised	(90,009)	10.17	
Outstanding at June 30, 2004	1,504,523	10.55	865,653
Granted	290,500	25.42	
Expired or canceled	(12,713)	13.50	
Exercised	(362,408)	7.66	
Outstanding at June 30, 2005	**1,419,902**	**$14.31**	**896,444**

(In thousands, except per share amounts)

The following table sets forth certain information as of June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.00–$ 5.00	20,673	7.02	$ 4.72	16,270	$ 4.79
$ 5.01–$10.00	463,299	6.06	7.67	371,028	7.42
$10.01–$15.00	468,754	6.60	12.52	348,183	12.32
$15.01–$20.00	177,676	8.99	19.29	88,588	19.29
$20.01–$26.00	289,500	9.99	25.44	72,375	25.44
	1,419,902	7.42	$14.31	896,444	$11.90

The Board of Directors of the Company adopted the Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each non-employee director will receive options for 6,000 shares of common stock on the date of his or her first election to the Board of Directors. In addition, on the third anniversary of each director's first election to the Board, and on each three-year anniversary thereafter, each non-employee director will receive an additional option to purchase 6,000 shares of common stock. The exercise price per share for all options granted under the Directors' Plan will be equal to the fair market value of the common stock as of the date of grant. All options vest in three equal annual installments beginning on the first anniversary of the date of grant. The maximum term for all options is ten years. The weighted average fair value per share of options granted during the years ended June 30, 2005, 2004 and 2003 was $5.94, $3.90 and $1.82, respectively.

The following summarizes the transactions pursuant to the Directors' Plan:

	Options Outstanding	Weighted Average Exercise Price Per Option	Options Exercisable
Outstanding at June 30, 2002	60,000	$ 9.15	34,000
Granted	6,000	8.69	
Outstanding at June 30, 2003	66,000	9.11	45,997
Granted	24,000	13.71	
Exercised	(10,086)	8.63	
Outstanding at June 30, 2004	79,914	10.55	53,994
Granted	6,000	22.70	
Expired or canceled	(3,981)	7.94	
Exercised	(48,933)	8.90	
Outstanding at June 30, 2005	**33,000**	**$15.53**	**24,998**

The following table sets forth certain information as of June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$10.01–$15.00	15,000	4.60	$12.50	15,000	$12.50
$15.01–$20.00	12,000	8.69	15.74	8,000	15.74
$20.01–$25.00	6,000	9.46	22.70	1,998	22.70
	33,000	6.97	$15.53	24,998	$14.35

Note 10—Earnings Per Share

The Company calculates earnings per share in accordance with the requirements of SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"). The following table presents the Company's net income (loss) available to common shareholders and income (loss) per share, basic and diluted (in thousands, except per share amounts):

Fiscal Year Ended June 30,	**2005**	2004	2003
Net income (loss)	**$25,591**	$2,180	$(4,939)
Redeemable preferred stock dividends	**(182)**	(763)	(706)
Net income (loss)—available to common shareholders	**$25,409**	$1,417	$(5,645)
Weighted average outstanding shares of common stock:			
Basic	**12,808**	10,689	10,396
Diluted	**14,295**	11,822	10,396
Basic income (loss) per share	**$ 1.98**	$ 0.13	$ (0.54)
Diluted income (loss) per share	**$ 1.79**	$ 0.12	$ (0.54)

In August 2004, 5,000 shares of the Company's redeemable preferred stock were converted into 754,982 shares of common stock. The remaining 2,500 shares of redeemable preferred stock were converted into 247,420 shares of common stock in December 2004 (see Note 8). In accordance with SFAS 128, diluted shares of common stock in fiscal 2005 includes 209,812 common stock equivalents as if the Redeemable Preferred Stock, prior to exercise (Note 8), had been converted to shares of common stock as such conversion would had been dilutive to diluted income per share. Accordingly, the calculation of diluted income per share for the year ended June 30, 2005 excludes redeemable preferred stock dividends.

The weighted average shares outstanding used to calculate basic and diluted earnings (loss) per share were calculated as follows:

Fiscal Year Ended June 30,	**2005**	2004	2003
Weighted average shares outstanding—basic	**12,808,025**	10,688,802	10,396,352
Outstanding options and warrants to purchase shares of common stock—remaining shares after assuming repurchase with proceeds from exercise	**1,486,514**	1,133,033	—
Weighted average shares outstanding—diluted	**14,294,539**	11,821,835	10,396,352
Excluded from calculation of loss per common share: Outstanding options and warrants to purchase shares of common stock—remaining shares after assuming repurchase with proceeds from exercise	**—**	—	287,915

During the year ended June 30, 2005, the Company excluded the equivalent shares listed as these options and warrants to purchase common stock were anti-dilutive. In addition, for the years ended June 30, 2004 and 2003, the Company excluded the effects of the conversion of its outstanding redeemable preferred stock using the "if converted" method, as the effect would be anti-dilutive (Note 8). The Company's redeemable preferred stock was convertible into 973,104 and 910,983 shares of common stock as of June 30, 2004 and 2003, respectively.

The following table lists options and warrants outstanding as of the periods shown which were not included in the computation of diluted EPS because the options and warrants exercise price was greater than the average market price of the common shares:

	As of June 30,		
Range of Exercise Prices	**2005**	2004	2003
$ 5.01–$10.00	**—**	—	160,370
$10.01–$15.00	**—**	112,200	646,087
$15.01–$20.00	**—**	646,779	444,679
$20.01–$26.00	**295,500**	—	—
	295,500	758,979	1,251,136

Note 11—Income Taxes

The Company accounts for income taxes under SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

As of June 30,	**2005**	2004*
Deferred tax assets:		
Current		
Allowance for doubtful accounts	**$ 725**	$ 821
Net operating loss carryforwards	**6,871**	—
	7,596	821
Non-current		
Intangible assets	**1,407**	1,531
Other	**75**	74
Net operating loss carryforwards	**37,839**	42,688
	39,321	44,293
Total gross deferred tax assets	**46,917**	45,114
Less: Valuation allowance	**—**	(22,684)
Net deferred tax assets	**46,917**	22,430
Deferred tax liabilities:		
Goodwill	**(3,217)**	(2,542)
Fixed assets	**(20,981)**	(19,888)
Total gross deferred liabilities	**(24,198)**	(22,430)
Net deferred taxes	**$ 22,719**	$ —

*Components of net deferred taxes have been reclassified.

(In thousands, except per share amounts)

The Company's deferred tax assets include the benefit of net operating loss carryforwards incurred by the Company through the fiscal year ended June 30, 2005. While the Company attained profitability during the year ended June 30, 2004, based on the consideration of all of the available evidence including the recent history of losses, management concluded as of June 30, 2004 that it was more likely than not that all of the net deferred tax assets would not be realized. Accordingly, the Company recorded a valuation allowance equal to the net deferred tax assets at that time.

However, as of June 30, 2005, after consideration of all available positive and negative evidence, it was concluded that the deferred tax asset relating to the Company's net operating loss carryforwards will more likely than not be realized in the future. Thus, the entire valuation allowance was reversed and reported as a component of the fiscal 2005 income tax provision. In considering whether or not a valuation allowance was appropriate at June 30, 2005, the Company considered several aspects, including, but not limited to the following items:

- Cumulative pretax book income during the three years ended June 30, 2005
- Both positive and negative evidence as to the Company's ability to utilize its federal net operating loss carryforwards prior to expiration, such as the projected generation of taxable income, the Company's position in the market place, existence of long-term customer contracts, and growth opportunities
- Future reversals of taxable temporary differences
- Tax planning strategies

In future years the Company will continue to evaluate whether or not its net deferred tax assets will be fully realized prior to expiration. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized a valuation allowance will be recorded.

As of June 30, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $114 million and for state purposes in varying amounts. The federal net operating carryforwards expire in varying amounts through June 2025 as follows:

Year of Expiration	
2007–2011	$ 8,201
2012–2016	18,864
2017–2021	59,539
Thereafter	27,435
	$114,039

If an "ownership change" for federal income tax purposes were to occur in the future, the Company's ability to use its pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation, which under certain circumstances may prevent the Company from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce its after-tax cash flow.

The significant components for income taxes attributable to continuing operations for the years ended June 30, 2005, 2004 and 2003 were as follows:

Years Ended June 30,	**2005**	2004	2003
Current			
Federal	**$ —**	$ 63	$—
State	**80**	79	—
Total—current	**$ 80**	$142	$—
Deferred			
Federal	**$(16,397)**	$ —	$—
State	**(3,241)**	—	—
Total—deferred	**$(19,638)**	$ —	$—
Total	**$(19,558)**	$142	$—

The income tax provision differs from that which would result from applying the U.S. statutory income tax rate of 35% as follows:

Tax at U.S. statutory rate	$ 2,112	$ 813	$(1,729)
State taxes, net of federal benefit	301	141	(183)
Non-deductible items	445	116	—
Change in valuation allowance	(22,416)	(928)	1,911
	$(19,558)	$ 142	$ —

The change of the net deferred tax valuation allowance of $22,416 during the year ended June 30, 2005 is net $268 tax impact of the disqualifying dispositions of incentive stock options reflected as additional paid-in capital. In addition, during the year ended June 30, 2005, the tax impact of the disqualifying dispositions of incentive stock options reflected as additional paid-in capital was $2,777 recorded as additional paid-in capital.

Note 12—Lease Commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through June 2012. Primarily all of the leases contain renewal options and escalations for real estate taxes, common charges, etc. Future minimum lease payments under non-cancelable operating leases (that have initial non-cancelable lease terms in excess of one year) are as follows:

Year Ending June 30,	
2006	$ 4,656
2007	3,991
2008	3,041
2009	2,103
2010	1,396
Thereafter	335
	$15,522

Total rental costs under non-cancelable operating leases were approximately $5,650, $5,377 and $5,359 in 2005, 2004 and 2003, respectively.

Note 13—Concentration of Credit and Business Risks

The Company's business activity is with customers located within the United States. For each of the years ended June 30, 2005, 2004 and 2003, the Company's sales to customers in the food and beverage industry were approximately 95%.

There were no customers that accounted for greater than 5% of total sales for each of the three years ended June 30, 2005, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2005 or 2004.

The Company purchases new bulk CO_2 systems from the two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

Note 14—Commitments and Contingencies

In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with The BOC Group, Inc. ("BOC") (see Note 8). The agreement ensures readily available high quality CO_2 as well as relatively stable liquid carbon dioxide prices. Pursuant to the agreement, the Company purchases virtually all of its liquid CO_2 requirements from BOC. The agreement contains annual adjustments over the prior contract year for an increase or decrease in the Producer Price Index for Chemical and Allied Products ("PPI") or the average percentage increase in the selling price of bulk merchant carbon dioxide purchased by BOC's large, multi-location beverage customers in the United States, whichever is less.

The Company is a defendant in legal actions which arise in the normal course of business. In the opinion of management, the outcome of these matters will not have a material effect on the Company's financial position or results of operations.

Note 15—Related Party Transactions

Robert L. Frome, a Director of the Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which law firm has been retained by the Company. Fees paid by the Company to such law firm during fiscal 2005, 2004 and 2003 were $631, $117 and $184, respectively.

In connection with the Refinancing described in Note 6, 55,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to Craig L. Burr, then a Director of the Company, and one of the purchasers of the New Notes, an affiliate of Mr. Burr's. Such warrants were exercised in May 2004.

In connection with the Refinancing described in Note 6, 250,000 of the ten year warrants to purchase an aggregate of 425,000 shares of the Company's common stock at an exercise price of $8.79 per share were issued to affiliates of J.P. Morgan Partners (BHCA), L.P., purchasers of a portion of the New Notes. In addition, the expiration date of warrants to purchase an aggregate of 665,403 shares of the Company's common stock at an exercise price of $6.65 per share previously issued to J.P. Morgan Partners (BHCA), L.P. in connection with the 1997 Notes and 1999 Notes was extended until February 27, 2009 (see Note 6). Richard D. Waters, Jr., then a Director of the Company, is an affiliate of J.P. Morgan Partners (BHCA), L.P. All such warrants were exercised in December 2004.

Note 16—Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(a) Cash and cash equivalents, accounts receivable and accounts payable and accrued expenses

The carrying amounts approximate fair value due to the short maturity of these instruments.

(b) Long-term and subordinated debt

The fair value of the Company's long-term and subordinated debt has been estimated based on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amounts and fair values of the Company's financial instruments are as follows:

As of June 30,	**2005**	2004
Cash and cash equivalents	**$ 968**	$ 505
Accounts receivable	**8,568**	6,141
Accounts payable and accrued expenses	**7,958**	7,996
Long-term debt, including current maturities	**32,000**	37,010
Subordinated debt	**—**	29,163
Fair value of swap—asset/(liability)	**65**	87

(In thousands, except per share amounts)

Note 17—Selected Quarterly Financial Data (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Total revenues	**$21,881**	$20,238	**$24,680**	$19,454	**$24,611**	$20,072	**$26,168**	$21,072
Gross profit	**11,921**	10,784	**14,049**	10,688	**13,383**	11,084	**14,318**	12,052
Operating income	**3,948**	2,442	**4,717**	2,824	**4,881**	3,229	**5,289**	3,915
Net income (loss)	**1,854**	(1,419)	**2,437**	774	**2,710**	1,072	**18,590**	1,753
Earnings (loss) per share[(a)]:								
Basic	**$ 0.15**	$ (0.15)	**$ 0.20**	$ 0.05	**$ 0.21**	$ 0.08	**$ 1.98**	$ 0.14
Diluted	**$ 0.14**	$ (0.15)	**$ 0.18**	$ 0.05	**$ 0.20**	$ 0.07	**$ 1.79**	$ 0.13

(a) Per common share amounts for the quarters have each been calculated separately. Accordingly, quarterly amounts may not add to total year earnings per share because of differences in the average common shares outstanding during each period.

Note 18—Subsequent Event

The Company is in the process of evaluating the impact of Hurricane Katrina, a major hurricane, which directly or indirectly impacted the Company's operations and assets in northwest Florida and in portions of Alabama, Louisiana and Mississippi. Several cities along the coast of the Gulf of Mexico were devastated, including New Orleans, Louisiana and Biloxi, Mississippi. Along these coastal areas, the Company has 500 to 1,500 customers that may have been impacted. In addition, the Company has tanks and other assets at customer sites and at depot distribution sites which may not be recoverable. Accordingly, during the first quarter of fiscal 2006, the Company anticipates recognizing a reserve for unrecoverable or impaired assets, unamortized tank installation and placement costs, and accounts receivable deemed not collectible. Based on preliminary estimates, we expect such reserve to be $0.5 million to $1.0 million. However, as we are able to examine the recoverability of assets and evaluate each impacted customer, actual losses may differ from our estimate.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
$NuCO_2$ Inc.
Stuart, Florida

We have audited the accompanying balance sheets of $NuCO_2$ Inc. as of June 30, 2005 and 2004, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of $NuCO_2$ Inc. as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective July 1, 2003, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements as a result of the adoption of Emerging Issues Task Force Issue No. 00-21.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2005, expressed an unqualified opinion thereon.



MARGOLIN, WINER & EVENS LLP

Garden City, New York
August 17, 2005

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Director and Shareholders
$NuCO_2$ Inc.
Stuart, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that $NuCO_2$ Inc. maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that $NuCO_2$ Inc. maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, $NuCO_2$ Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of $NuCO_2$ Inc. as of June 30, 2005, and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended, and our report dated August 17, 2005 expressed an unqualified opinion thereon.

Margolin, Winer & Evens LLP

MARGOLIN, WINER & EVENS LLP

Garden City, New York
August 17, 2005

Management's Report on Internal Control Over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2005. In making this assessment, the Company used the criteria of the Integrated Framework adopted by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). These criteria are in the areas of control environment, risk assessment, control activities, information and communication and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal control over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of June 30, 2005, the Company's internal control over financial reporting was effective.

Margolin, Winer & Evens LLP, the registered public accounting firm that has audited the Company's financial statements included in this annual report has issued their attestation report on management's assessment of the Company's internal control over financial reporting, which is included herein.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the Nasdaq National Market under the symbol "NUCO." The following table indicates the high and low sale prices for our common stock for each quarterly period during fiscal 2004 and 2005, as reported by the Nasdaq National Market.

	High	Low
Calendar 2003		
Third Quarter	$11.48	$ 8.50
Fourth Quarter	13.20	10.94
Calendar 2004		
First Quarter	$18.70	$11.80
Second Quarter	20.17	16.70
Third Quarter	20.58	15.28
Fourth Quarter	25.00	18.58
Calendar 2005		
First Quarter	$26.62	$20.70
Second Quarter	27.87	22.73

At September 10, 2005, there were approximately 200 holders of record of our common stock, although there is a much larger number of beneficial owners.

We have never paid cash dividends on our common stock and we do not anticipate declaring any cash dividends on our common stock in the foreseeable future. We intend to retain all future earnings for use in the development of our business.

Quantitative and Qualitative Disclosures About Market Risk

As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," as of June 30, 2005, a total of $32.0 million was outstanding under the 2005 Credit Facility with a weighted average interest rate of 4.8%. Based upon the $32.0 million outstanding under the 2005 Credit Facility at June 30, 2005, our annual interest cost under the 2005 Credit Facility would increase by $0.3 million for each 1% increase in Eurodollar interest rates.

In order to reduce our exposure to increases in Eurodollar interest rates, and consequently to increases in interest payments, on October 2, 2003, we entered into an interest rate swap transaction (the "Swap") in the amount of $20.0 million (the "Notional Amount") with an effective date of March 15, 2004. Pursuant to the Swap, we pay a fixed interest rate of 2.12% per annum and receive a Eurodollar-based floating rate. The effect of the Swap is to neutralize any changes in Eurodollar rates on the Notional Amount. We do not, on a routine basis, enter into speculative derivative transactions or leveraged swap transactions, except as disclosed. As the Swap was not effective until March 15, 2004 and no cash flows were exchanged prior to that date, the Swap did not meet the requirements to be designated as a cash flow hedge. As such, an unrealized loss of $177,000 was recognized in our results of operations for the nine months ended March 31, 2004, reflecting the change in fair value of the Swap from inception to the effective date. As of March 15, 2004, the Swap met the requirements to be designated as a cash flow hedge and is deemed a highly effective transaction.

Michael E. DeDomenico
Chairman and
Chief Executive Officer
$NuCO_2$ Inc.

Robert L. Frome
Senior Partner
Olshan Grundman Frome
Rosenzweig & Wolosky LLP

Steven J. Landwehr

Daniel Raynor
Managing General Partner
The Argentum Group

J. Robert Vipond
Chief Financial Officer
Crane Co.

Christopher White
Certus Group

Michael E. DeDomenico
Chairman and
Chief Executive Officer

Robert R. Galvin
Chief Financial Officer and
Executive Vice President

W. Scott Wade
Chief Operating Officer and
Executive Vice President

John E. Wilson
Chief Customer Officer and
Executive Vice President

Eric M. Wechsler
General Counsel and Secretary

Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, New York

Margolin, Winer & Evens LLP
Garden City, New York

Continental Stock Transfer &
Trust Company
New York, New York

The Common Stock trades on the Nasdaq National Market® under the symbol NUCO.

For information about $NuCO_2$ Inc., including copies of Annual Reports, Form 10-K and 10-Q documents and other available information, please contact in writing:

$NuCO_2$ Inc.
Investor Relations
2800 S.E. Market Place
Stuart, Florida 34997

or via email:
investor_relations@nuco2.com

NuCO2

BEVERAGE CARBONATION MADE EASY

2800 S.E. Market Place
Stuart, Florida 34997

772.221.1754
www.NuCO2.com